UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
FOR THE MONTH OF JULY 2024

METHANEX CORPORATION
(Registrant’s name)

SUITE 1800, 200 BURRARD STREET, VANCOUVER, BC V6C 3M1 CANADA
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☐             Form 40-F  ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82

NEWS RELEASE	Methanex Corporation 1800 - 200 Burrard St. Vancouver, BC Canada V6C 3M1 Investor Relations: (604) 661-2600 www.methanex.com
For immediate release

July 30, 2024
Except where otherwise noted, all currency amounts are stated in United States dollars.
GEISMAR 3 ("G3") PRODUCES FIRST METHANOL AND METHANEX REPORTS HIGHER SECOND QUARTER 2024 EARNINGS
•Net income attributable to Methanex shareholders of $35 million and Adjusted EBITDA of $164 million in the second quarter. Our average realized price in the second quarter was $352 per tonne compared to $343 per tonne in the first quarter of 2024.
•The repairs to the autothermal reformer are complete on the 1.8 million tonne methanol plant, Geismar 3 ("G3"). First methanol was successfully produced in late July and the plant is in the process of ramping up to full rates. G3 will significantly enhance our cash flow capability at a range of methanol prices and will have one of the lowest emission intensity profiles in the industry.
•Produced 1.4 million tonnes in the second quarter.
◦In Chile, based on production year to date, a successful turnaround at Chile IV, and progress we have made in securing gas for the winter months, we expect 2024 production will be slightly above the high-end of our guidance of 1.1-1.2 million tonnes.
◦Since June 2024, the Egypt plant has experienced reduced operating rates due to lower availability of natural gas. The plant is currently operating with rate limitations based on gas availability and we expect this could continue through the third quarter.
◦In New Zealand, we operated at reduced rates and based on production year to date and current gas deliveries, we expect 2024 production will be below our previous guidance of 1.0 - 1.1 million tonnes.
•Returned $12.5 million to shareholders through regular dividends and ended the second quarter with $426 million in cash.
VANCOUVER, BRITISH COLUMBIA - For the second quarter of 2024, Methanex (TSX:MX) (NASDAQ:MEOH) reported net income attributable to Methanex shareholders of $35 million ($0.52 net income per common share on a diluted basis) compared to net income of $53 million ($0.77 net income per common share on a diluted basis) in the first quarter of 2024. Net income in the second quarter of 2024 was lower compared to the prior quarter primarily due to lower sales of Methanex-produced methanol and the negative impact of the mark-to-market portion of share-based compensation due to changes in Methanex's share price, offset by a higher average realized price and by the one-time impact of the cost of the ineffective portion of natural gas hedges at our Geismar site recognized during the first quarter of 2024. Adjusted EBITDA for the second quarter of 2024 was $164 million and Adjusted net income was $42 million ($0.62 Adjusted net income per common share). This compares with Adjusted EBITDA of $160 million and Adjusted net income of $44 million ($0.65 Adjusted net income per common share) for the first quarter of 2024.
Our average realized price in the second quarter was $352 per tonne compared to $343 per tonne in the first quarter of 2024. In the second quarter, the methanol market was tight. Growing demand from seasonal manufacturing, construction and transportation activities coupled with constrained global methanol production led to lower inventory levels and increasing methanol prices through the quarter.
In the second quarter, we returned $12.5 million to shareholders through the regular dividend. We ended the quarter with $426 million in cash, or approximately $390 million in cash excluding non-controlling interests and including our share of cash in the Atlas joint venture. We also have an undrawn $500 million revolving credit facility to provide additional financial flexibility.
METHANEX CORPORATION 2024 SECOND QUARTER NEWS RELEASE                                 PAGE 1

Rich Sumner, President & CEO of Methanex, said, "I am excited to announce another quarter of solid financial results and first methanol production at G3. The safety performance of our team and partners on the G3 project has been outstanding and I would like to extend my personal thanks to the team for their hard work and dedication to completing this project safely. As G3 ramps up to full rates and is incorporated into our supply chain, we expect to see strong cash flow contribution which will further enhance our business."
FURTHER INFORMATION
The information set forth in this news release summarizes Methanex's key financial and operational data for the second quarter of 2024. It is not a complete source of information for readers and is not in any way a substitute for reading the second quarter 2024 Management’s Discussion and Analysis ("MD&A") dated July 30, 2024 and the unaudited condensed consolidated interim financial statements for the period ended June 30, 2024, both of which are available from the Investor Relations section of our website at www.methanex.com. The MD&A and the unaudited condensed consolidated interim financial statements for the period ended June 30, 2024 are also available on the Canadian Securities Administrators' SEDAR+ website at www.sedarplus.ca and on the United States Securities and Exchange Commission's EDGAR website at www.sec.gov.
METHANEX CORPORATION 2024 SECOND QUARTER NEWS RELEASE                                 PAGE 2

FINANCIAL AND OPERATIONAL DATA

	Three Months Ended			Six Months Ended
($ millions except per share amounts and where noted)	Jun 30 2024	Mar 31 2024	Jun 30 2023	Jun 30 2024	Jun 30 2023
Production (thousands of tonnes) (attributable to Methanex shareholders) [1]	1,422	1,721	1,658	3,143	3,318
Sales volume (thousands of tonnes)
Methanex-produced methanol	1,580	1,681	1,621	3,261	3,270
Purchased methanol	766	807	884	1,573	1,732
Commission sales	266	182	277	448	585
Total sales volume [1]	2,612	2,670	2,782	5,282	5,587

Methanex average non-discounted posted price ($ per tonne) [2]	499	471	450	485	460
Average realized price ($ per tonne) [3]	352	343	338	348	354

Revenue	920	916	939	1,836	1,978
Net income (attributable to Methanex shareholders)	35	53	57	88	116
Adjusted net income [4]	42	44	41	86	117
Adjusted EBITDA [4]	164	160	160	324	369
Cash flows from operating activities	163	91	196	246	359

Basic net income per common share	0.52	0.78	0.84	1.30	1.71
Diluted net income per common share	0.52	0.77	0.73	1.27	1.70
Adjusted net income per common share [4]	0.62	0.65	0.60	1.27	1.70

Common share information (millions of shares)
Weighted average number of common shares	67	67	68	67	68
Diluted weighted average number of common shares	67	68	68	68	68
Number of common shares outstanding, end of period	67	67	67	67	67
1    Methanex-produced methanol represents our equity share of volume produced at our facilities and excludes volume marketed on a commission basis related to the 36.9% of the Atlas facility and 50% of the Egypt facility that we do not own.
2    Methanex average non-discounted posted price represents the average of our non-discounted posted prices in North America, Europe, China and Asia Pacific weighted by sales volume. Current and historical pricing information is available at www.methanex.com.
3    The Company has used Average realized price ("ARP") throughout this document. ARP is calculated as revenue divided by the total sales volume. It is used by management to assess the realized price per unit of methanol sold, and is relevant in a cyclical commodity environment where revenue can fluctuate in response to market prices.
4 Note that Adjusted net income, Adjusted net income per common share, and Adjusted EBITDA are non-GAAP measures and ratios that do not have any standardized meaning prescribed by GAAP and therefore are unlikely to be comparable to similar measures presented by other companies. Refer to the Additional Information - Non-GAAP Measures section on page 14 of our second quarter MD&A dated July 30, 2024 for a description of each non-GAAP measure.

METHANEX CORPORATION 2024 SECOND QUARTER NEWS RELEASE                                 PAGE 3

▪A reconciliation from net income attributable to Methanex shareholders to Adjusted EBITDA, Adjusted net income and the calculation of Adjusted net income per common share is as follows:

	Three Months Ended			Six Months Ended
($ millions)	Jun 30 2024	Mar 31 2024	Jun 30 2023	Jun 30 2024	Jun 30 2023
Net income attributable to Methanex shareholders	$35	$53	$57	$88	$116
Mark-to-market impact of share-based compensation	8	(10)	(15)	(2)	5
Depreciation and amortization	101	95	95	196	193
Finance costs	28	28	30	55	61
Finance income and other	(3)	(3)	(16)	(7)	(27)
Income tax expense	5	6	19	11	33
Earnings of associate adjustment	16	9	10	26	30
Non-controlling interests adjustment	(26)	(18)	(20)	(43)	(42)
Adjusted EBITDA	$164	$160	$160	$324	$369

	Three Months Ended			Six Months Ended
($ millions except number of shares and per share amounts)	Jun 30 2024	Mar 31 2024	Jun 30 2023	Jun 30 2024	Jun 30 2023
Net income attributable to Methanex shareholders	$35	$53	$57	$88	$116
Mark-to-market impact of share-based compensation, net of tax	7	(9)	(13)	(2)	5
Impact of Egypt gas contract revaluation, net of tax	—	—	(3)	—	(4)
Adjusted net income	$42	$44	$41	$86	$117
Diluted weighted average shares outstanding (millions)	67	68	68	68	68
Adjusted net income per common share	$0.62	$0.65	$0.60	$1.27	$1.70

▪We recorded net income attributable to Methanex shareholders of $35 million in the second quarter of 2024 compared to net income of $53 million in the first quarter of 2024. Net income in the second quarter of 2024 was lower compared to the prior quarter primarily due to lower sales of Methanex-produced methanol and the negative impact of the mark-to-market portion of share-based compensation due to changes in Methanex's share price, offset by a higher average realized price and by the one-time impact of the cost of the ineffective portion of natural gas hedges at our Geismar site recognized during the first quarter of 2024.
▪We recorded Adjusted EBITDA of $164 million for the second quarter of 2024 compared to $160 million for the first quarter of 2024. We recorded Adjusted net income of $42 million for the second quarter of 2024 compared to Adjusted net income of $44 million for the first quarter of 2024.
▪We sold 2,612,000 tonnes in the second quarter of 2024 compared to 2,670,000 tonnes in the first quarter of 2024. Sales of Methanex-produced methanol were 1,580,000 tonnes in the second quarter of 2024 compared to 1,681,000 tonnes in the first quarter of 2024.
▪Production for the second quarter of 2024 was 1,422,000 tonnes compared to 1,721,000 tonnes for the first quarter of 2024. Production was lower in the second quarter of 2024 compared to the first quarter of 2024 mainly due to lower production in Chile and New Zealand which was partially offset by higher production in Egypt.
▪The repairs to the autothermal reformer are complete on the 1.8 million tonne methanol plant, Geismar 3 ("G3"). First methanol was successfully produced in late July and the plant is in the process of ramping up to full rates. G3 will significantly enhance our cash flow capability at a range of methanol prices and will have one of the lowest emission intensity profiles in the industry.
▪In the second quarter of 2024 we paid a quarterly dividend of $0.185 per common share for a total of $12.5 million.
▪At June 30, 2024, we had a strong liquidity position including a cash balance of $426 million, or approximately $390 million excluding non-controlling interests and including our share of cash in the Atlas joint venture. We have $500 million of undrawn facilities providing financial flexibility.
METHANEX CORPORATION 2024 SECOND QUARTER NEWS RELEASE                                 PAGE 4

PRODUCTION HIGHLIGHTS

	Q2 2024		Q1 2024	Q2 2023	YTD Q2 2024	YTD Q2 2023
(thousands of tonnes)	Operating Capacity [1]	Production	Production	Production	Production	Production
USA (Geismar)	550	514	571	532	1,085	981
New Zealand [2]	430	178	277	408	455	811
Trinidad (Methanex interest) [3]	490	231	258	248	489	504
Chile	425	229	391	173	620	422
Egypt (50% interest)	158	129	83	163	212	324
Canada (Medicine Hat)	150	141	141	134	282	276
	2,203	1,422	1,721	1,658	3,143	3,318
1The operating capacity of our production facilities may be higher or lower than original nameplate capacity as, over time, these figures have been adjusted to reflect ongoing operating efficiencies at these facilities. Actual production for a facility in any given year may be higher or lower than operating capacity due to a number of factors, including natural gas availability, feedstock composition, the age of the facility's catalyst, turnarounds and access to CO2 from external suppliers for certain facilities. We review and update the operating capacity of our production facilities on a regular basis based on historical performance.
2The operating capacity of New Zealand is made up of the two Motunui facilities. Refer to the New Zealand section below.
3The operating capacity of Trinidad is made up of the Titan (100% interest) and Atlas (63.1% interest) facilities. Refer to the Trinidad section below.
Key production and operational highlights during the second quarter include:
United States
Geismar produced 514,000 tonnes in the second quarter of 2024 compared to 571,000 tonnes in the first quarter of 2024. Production was lower in the second quarter as we pro-actively took a short maintenance outage which is expected to improve operating performance until the next planned turnaround.
New Zealand
New Zealand produced 178,000 tonnes in the second quarter of 2024 compared to 277,000 tonnes in the first quarter of 2024. Production in the second quarter was lower compared to the first quarter due to lower gas deliveries. We operated one plant through the second quarter due to both lower-than-expected gas deliveries from upstream suppliers as well as from the redirection of some of our contractual gas for use in the power sector. The country’s overall energy balances are currently very tight with demand seasonally high during the Southern hemisphere winter combined with low hydro levels and relatively lower gas supply in 2024 compared with previous years. As a result, we believe some of our contractual gas has been re-directed to the electricity and other domestic markets. We are in continuing discussions with our gas suppliers to ensure our contractual entitlements are being respected as well as engaging with our gas suppliers and government agencies in supporting efforts to improve energy balances in the country. Based on production year to date and current gas deliveries, we expect 2024 production will be below our previous guidance of 1.0 million tonnes.
Trinidad
Atlas produced 231,000 tonnes (Methanex interest) in the second quarter of 2024 compared to 258,000 tonnes in the first quarter of 2024. Production was lower in the second quarter due to two unplanned outages during the quarter. In October 2023, Methanex signed a two-year natural gas supply agreement with the National Gas Company of Trinidad and Tobago (NGC) for its currently idled, wholly owned, Titan methanol plant (875,000 tonnes per year capacity) to restart operations in September 2024. Simultaneously, the Atlas plant (Methanex interest 63.1% or 1,085,000 tonnes per year capacity) will be idled in September 2024, when its legacy 20-year natural gas supply agreement expires. We are planning for the Titan restart with minimal capital required.
Chile
Chile produced 229,000 tonnes in the second quarter of 2024 compared to 391,000 tonnes in the first quarter of 2024. Production was lower in the second quarter compared to the first quarter as we primarily operated one plant due to to lower seasonal gas supply from Argentina. We successfully completed a turnaround at Chile IV and expect the new catalyst will drive improved efficiency and production in the fall. Based on production year to date, a successful turnaround at Chile IV, and progress we have made securing gas from Argentina for the non-winter period this year, we expect 2024 production will be
METHANEX CORPORATION 2024 SECOND QUARTER NEWS RELEASE                                 PAGE 5

slightly above the high-end of our guidance of 1.2 million tonnes. This production is underpinned by year-round natural gas supply from Chile for about 30 – 35% of our requirements with the remaining 65 – 70% being delivered from Argentina during the Southern hemisphere non-winter months. Natural gas development and related infrastructure investments in Argentina continue to progress and we are working with our natural gas suppliers on extending the period of full gas availability to our plants.
Egypt
Egypt produced 258,000 tonnes (Methanex interest - 129,000 tonnes) in the second quarter of 2024 compared to 166,000 tonnes (Methanex interest - 83,000 tonnes) in the first quarter of 2024. Production increased compared to the first quarter as the plant restarted and reached full operating rates in February after an unplanned outage in mid-October caused by a mechanical failure in the synthesis gas compressor. In June 2024, the Egypt plant was temporarily idled when significantly increased seasonal demand for power generation due to elevated temperatures led to various measures by the government to manage gas balances in the country including gas curtailments to industrial plants. The plant restarted at reduced operating rates shortly thereafter and has operated at fluctuating rates based on gas availability with current operating rates at approximately 80%. There has been some stabilization of gas balances in the country but some continued limitations on supply are expected through the third quarter.
Canada
Medicine Hat produced 141,000 tonnes in each of the second and first quarters of 2024.
Outlook
Our expected production guidance for 2024 is approximately 7 million tonnes (Methanex interest). Actual production may vary by quarter based on gas availability in Chile and New Zealand, the start up of the G3 plant, turnarounds, other gas availability, unplanned outages and unanticipated events.
In the third quarter, we expect lower earnings due to lower produced sales because of lower production from Chile and New Zealand, as well as G3 building inventory. Based on our July and August posted prices we expect that our average realized price range is between approximately $350 to $360 per tonne for these two months.
CONFERENCE CALL
A conference call is scheduled for July 31, 2024 at 11:00 am ET (8:00 am PT) to review these second quarter results. To access the call, dial the conferencing operator fifteen minutes prior to the start of the call at (647) 932-3411, or toll free at (800) 715-9871. The conference ID for the call is #2019292. A simultaneous audio-only webcast of the conference call can be accessed from our website at www.methanex.com/investor-relations/events and will also be available following the call.
ABOUT METHANEX
Methanex is a Vancouver-based, publicly traded company and is the world’s largest producer and supplier of methanol to major international markets. Methanex shares are listed for trading on the Toronto Stock Exchange in Canada under the trading symbol "MX" and on the NASDAQ Global Market in the United States under the trading symbol "MEOH".
FORWARD-LOOKING INFORMATION WARNING
This second quarter 2024 press release contains forward-looking statements with respect to us and the chemical industry. By its nature, forward-looking information is subject to numerous risks and uncertainties, some of which are beyond the Company's control. Readers are cautioned that undue reliance should not be placed on forward-looking information as actual results may vary materially from the forward-looking information. Methanex does not undertake to update, correct or revise any forward-looking information as a result of any new information, future events or otherwise, except as may be required by applicable law. Refer to Forward-Looking Information Warning in the second quarter 2024 Management's Discussion and Analysis for more information which is available from the Investor Relations section of our website at www.methanex.com, the Canadian Securities Administrators' SEDAR+ website at www.sedarplus.ca and on the United States Securities and Exchange Commission's EDGAR website at www.sec.gov.
METHANEX CORPORATION 2024 SECOND QUARTER NEWS RELEASE                                 PAGE 6

NON-GAAP MEASURES
The Company has used the terms Adjusted EBITDA, Adjusted net income, and Adjusted net income per common share throughout this document. These items are non-GAAP measures and ratios that do not have any standardized meaning prescribed by GAAP. These measures represent the amounts that are attributable to Methanex Corporation shareholders and are calculated by excluding the mark-to-market impact of share-based compensation as a result of changes in our share price, the impact of the Egypt gas contract revaluation and the impact of certain items associated with specific identified events. Refer to Additional Information - Non-GAAP Measures on page 14 of the Company's MD&A for the period ended June 30, 2024 for reconciliations to the most comparable GAAP measures. Unless otherwise indicated, the financial information presented in this release is prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB").
-end-

For further information, contact:
Sarah Herriott
Director, Investor Relations
Methanex Corporation
604-661-2600
METHANEX CORPORATION 2024 SECOND QUARTER NEWS RELEASE                                 PAGE 7

Share Information
Methanex Corporation’s common shares are listed for trading on the Toronto Stock Exchange under the symbol MX and on the Nasdaq Global Market under the symbol MEOH.

Transfer Agents & Registrars
TSX Trust Company
320 Bay Street
Toronto, Ontario Canada
M5H 4A6
Toll free in North America: 1-800-387-0825

Investor Information
All financial reports, news releases and corporate information can be accessed on our website at www.methanex.com.

Contact Information
Methanex Investor Relations
1800 - 200 Burrard Street
Vancouver, BC Canada V6C 3M1
E-mail: invest@methanex.com
Methanex Toll-Free: 1-800-661-8851

2
Management's Discussion and Analysis for the Three and Six Months Ended June 30, 2024
At July 29, 2024 the Company had 67,387,492 common shares issued and outstanding and stock options exercisable for 1,444,879 additional common shares.

SECOND QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS ("MD&A")
Except where otherwise noted, all currency amounts are stated in United States dollars.

This Second Quarter 2024 Management’s Discussion and Analysis dated July 30, 2024 for Methanex Corporation ("the Company") should be read in conjunction with the Company’s unaudited condensed consolidated interim financial statements for the period ended June 30, 2024 as well as the 2023 Annual Consolidated Financial Statements and MD&A included in the Methanex 2023 Annual Report. Unless otherwise indicated, the financial information presented in this interim report is prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB"). The Methanex 2023 Annual Report and additional information relating to Methanex is available on our website at www.methanex.com, the Canadian Securities Administrators' SEDAR+ website at www.sedarplus.ca and on the United States Securities and Exchange Commission's EDGAR website at www.sec.gov.
METHANEX CORPORATION 2024 SECOND QUARTER
MANAGEMENT’S DISCUSSION AND ANALYSIS                                          PAGE 1

FINANCIAL AND OPERATIONAL DATA

	Three Months Ended			Six Months Ended
($ millions except per share amounts and where noted)	Jun 30 2024	Mar 31 2024	Jun 30 2023	Jun 30 2024	Jun 30 2023
Production (thousands of tonnes) (attributable to Methanex shareholders) [1]	1,422	1,721	1,658	3,143	3,318
Sales volume (thousands of tonnes)
Methanex-produced methanol	1,580	1,681	1,621	3,261	3,270
Purchased methanol	766	807	884	1,573	1,732
Commission sales	266	182	277	448	585
Total sales volume [1]	2,612	2,670	2,782	5,282	5,587

Methanex average non-discounted posted price ($ per tonne) [2]	499	471	450	485	460
Average realized price ($ per tonne) [3]	352	343	338	348	354

Revenue	920	916	939	1,836	1,978
Net income (attributable to Methanex shareholders)	35	53	57	88	116
Adjusted net income [4]	42	44	41	86	117
Adjusted EBITDA [4]	164	160	160	324	369
Cash flows from operating activities	163	91	196	246	359

Basic net income per common share	0.52	0.78	0.84	1.30	1.71
Diluted net income per common share	0.52	0.77	0.73	1.27	1.70
Adjusted net income per common share [4]	0.62	0.65	0.60	1.27	1.70

Common share information (millions of shares)
Weighted average number of common shares	67	67	68	67	68
Diluted weighted average number of common shares	67	68	68	68	68
Number of common shares outstanding, end of period	67	67	67	67	67
1    Methanex-produced methanol represents our equity share of volume produced at our facilities and excludes volume marketed on a commission basis related to the 36.9% of the Atlas facility and 50% of the Egypt facility that we do not own.
2    Methanex average non-discounted posted price represents the average of our non-discounted posted prices in North America, Europe, China and Asia Pacific weighted by sales volume. Current and historical pricing information is available at www.methanex.com.
3    The Company has used Average realized price ("ARP") throughout this document. ARP is calculated as revenue divided by the total sales volume. It is used by management to assess the realized price per unit of methanol sold, and is relevant in a cyclical commodity environment where revenue can fluctuate in response to market prices.
4 Note that Adjusted net income, Adjusted net income per common share, and Adjusted EBITDA are non-GAAP measures and ratios that do not have any standardized meaning prescribed by GAAP and therefore are unlikely to be comparable to similar measures presented by other companies. Refer to the Additional Information - Non-GAAP Measures section on page 14 for a description of each non-GAAP measure.

METHANEX CORPORATION 2024 SECOND QUARTER
MANAGEMENT’S DISCUSSION AND ANALYSIS                                          PAGE 2

FINANCIAL AND OPERATIONAL HIGHLIGHTS

▪A reconciliation from net income attributable to Methanex shareholders to Adjusted net income and the calculation of Adjusted net income per common share is as follows:

	Three Months Ended			Six Months Ended
($ millions except number of shares and per share amounts)	Jun 30 2024	Mar 31 2024	Jun 30 2023	Jun 30 2024	Jun 30 2023
Net income attributable to Methanex shareholders	$35	$53	$57	$88	$116
Mark-to-market impact of share-based compensation, net of tax	7	(9)	(13)	(2)	5
Impact of Egypt gas contract revaluation, net of tax	—	—	(3)	—	(4)
Adjusted net income [1]	$42	$44	$41	$86	$117
Diluted weighted average shares outstanding (millions)	67	68	68	68	68
Adjusted net income per common share [1]	$0.62	$0.65	$0.60	$1.27	$1.70
1     The Company has used the terms Adjusted EBITDA, Adjusted net income and Adjusted net income per common share throughout this document. These items are non-GAAP measures and ratios that do not have any standardized meaning prescribed by GAAP and therefore are unlikely to be comparable to similar measures presented by other companies. Refer to Additional Information - Non-GAAP Measures on page 14 of the MD&A for reconciliations to the most comparable GAAP measures.

▪We recorded net income attributable to Methanex shareholders of $35 million in the second quarter of 2024 compared to net income of $53 million in the first quarter of 2024. Net income in the second quarter of 2024 was lower compared to the prior quarter primarily due to lower sales of Methanex-produced methanol and the negative impact of the mark-to-market portion of share-based compensation due to changes in Methanex's share price, offset by a higher average realized price and by the one-time impact of the cost of the ineffective portion of natural gas hedges at our Geismar site recognized during the first quarter of 2024.
▪We recorded Adjusted EBITDA of $164 million for the second quarter of 2024 compared to $160 million for the first quarter of 2024. We recorded Adjusted net income of $42 million for the second quarter of 2024 compared to Adjusted net income of $44 million for the first quarter of 2024.
▪We sold 2,612,000 tonnes in the second quarter of 2024 compared to 2,670,000 tonnes in the first quarter of 2024. Sales of Methanex-produced methanol were 1,580,000 tonnes in the second quarter of 2024 compared to 1,681,000 tonnes in the first quarter of 2024. Refer to the Supply/Demand Fundamentals section on page 12 of the MD&A for more information.
▪Production for the second quarter of 2024 was 1,422,000 tonnes compared to 1,721,000 tonnes for the first quarter of 2024. Production was lower in the second quarter of 2024 compared to the first quarter of 2024 mainly due to lower production in Chile and New Zealand which was partially offset by higher production in Egypt. Refer to the Production Summary section on page 4 of the MD&A.
▪The repairs to the autothermal reformer are complete on the 1.8 million tonne methanol plant, Geismar 3 ("G3"). First methanol was successfully produced in late July and the plant is in the process of ramping up to full rates. G3 will significantly enhance our cash flow capability at a range of methanol prices and will have one of the lowest emission intensity profiles in the industry.
▪In the second quarter of 2024 we paid a quarterly dividend of $0.185 per common share for a total of $12.5 million.
▪At June 30, 2024, we had a strong liquidity position including a cash balance of $426 million, or approximately $390 million excluding non-controlling interests and including our share of cash in the Atlas joint venture. We have $500 million of undrawn facilities providing financial flexibility.
METHANEX CORPORATION 2024 SECOND QUARTER
MANAGEMENT’S DISCUSSION AND ANALYSIS                                          PAGE 3

PRODUCTION HIGHLIGHTS

	Q2 2024		Q1 2024	Q2 2023	YTD Q2 2024	YTD Q2 2023
(thousands of tonnes)	Operating Capacity [1]	Production	Production	Production	Production	Production
USA (Geismar)	550	514	571	532	1,085	981
New Zealand [2]	430	178	277	408	455	811
Trinidad (Methanex interest) [3]	490	231	258	248	489	504
Chile	425	229	391	173	620	422
Egypt (50% interest)	158	129	83	163	212	324
Canada (Medicine Hat)	150	141	141	134	282	276
	2,203	1,422	1,721	1,658	3,143	3,318
1The operating capacity of our production facilities may be higher or lower than original nameplate capacity as, over time, these figures have been adjusted to reflect ongoing operating efficiencies at these facilities. Actual production for a facility in any given year may be higher or lower than operating capacity due to a number of factors, including natural gas availability, feedstock composition, the age of the facility's catalyst, turnarounds and access to CO2 from external suppliers for certain facilities. We review and update the operating capacity of our production facilities on a regular basis based on historical performance.
2The operating capacity of New Zealand is made up of the two Motunui facilities. Refer to the New Zealand section below.
3The operating capacity of Trinidad is made up of the Titan (100% interest) and Atlas (63.1% interest) facilities. Refer to the Trinidad section below.
Key production and operational highlights during the second quarter include:
United States
Geismar produced 514,000 tonnes in the second quarter of 2024 compared to 571,000 tonnes in the first quarter of 2024. Production was lower in the second quarter as we pro-actively took a short maintenance outage which is expected to improve operating performance until the next planned turnaround.
New Zealand
New Zealand produced 178,000 tonnes in the second quarter of 2024 compared to 277,000 tonnes in the first quarter of 2024. Production in the second quarter was lower compared to the first quarter due to lower gas deliveries. We operated one plant through the second quarter due to both lower-than-expected gas deliveries from upstream suppliers as well as from the redirection of some of our contractual gas for use in the power sector. The country’s overall energy balances are currently very tight with demand seasonally high during the Southern hemisphere winter combined with low hydro levels and relatively lower gas supply in 2024 compared with previous years. As a result, we believe some of our contractual gas has been re-directed to the electricity and other domestic markets. We are in continuing discussions with our gas suppliers to ensure our contractual entitlements are being respected as well as engaging with our gas suppliers and government agencies in supporting efforts to improve energy balances in the country. Based on production year to date and current gas deliveries, we expect 2024 production will be below our previous guidance of 1.0 million tonnes.
Trinidad
Atlas produced 231,000 tonnes (Methanex interest) in the second quarter of 2024 compared to 258,000 tonnes in the first quarter of 2024. Production was lower in the second quarter due to two unplanned outages during the quarter. In October 2023, Methanex signed a two-year natural gas supply agreement with the National Gas Company of Trinidad and Tobago (NGC) for its currently idled, wholly owned, Titan methanol plant (875,000 tonnes per year capacity) to restart operations in September 2024. Simultaneously, the Atlas plant (Methanex interest 63.1% or 1,085,000 tonnes per year capacity) will be idled in September 2024, when its legacy 20-year natural gas supply agreement expires. We are planning for the Titan restart with minimal capital required.
Chile
Chile produced 229,000 tonnes in the second quarter of 2024 compared to 391,000 tonnes in the first quarter of 2024. Production was lower in the second quarter compared to the first quarter as we primarily operated one plant due to to lower seasonal gas supply from Argentina. We successfully completed a turnaround at Chile IV and expect the new catalyst will drive improved efficiency and production in the fall. Based on production year to date, a successful turnaround at Chile IV, and progress we have
METHANEX CORPORATION 2024 SECOND QUARTER
MANAGEMENT’S DISCUSSION AND ANALYSIS                                          PAGE 4

made securing gas from Argentina for the non-winter period this year, we expect 2024 production will be slightly above the high-end of our guidance of 1.2 million tonnes. This production is underpinned by year-round natural gas supply from Chile for about 30 – 35% of our requirements with the remaining 65 – 70% being delivered from Argentina during the Southern hemisphere non-winter months. Natural gas development and related infrastructure investments in Argentina continue to progress and we are working with our natural gas suppliers on extending the period of full gas availability to our plants.
Egypt
Egypt produced 258,000 tonnes (Methanex interest - 129,000 tonnes) in the second quarter of 2024 compared to 166,000 tonnes (Methanex interest - 83,000 tonnes) in the first quarter of 2024. Production increased compared to the first quarter as the plant restarted and reached full operating rates in February after an unplanned outage in mid-October caused by a mechanical failure in the synthesis gas compressor. In June 2024, the Egypt plant was temporarily idled when significantly increased seasonal demand for power generation due to elevated temperatures led to various measures by the government to manage gas balances in the country including gas curtailments to industrial plants. The plant restarted at reduced operating rates shortly thereafter and has operated at fluctuating rates based on gas availability with current operating rates at approximately 80%. There has been some stabilization of gas balances in the country but some continued limitations on supply are expected through the third quarter.
Canada
Medicine Hat produced 141,000 tonnes in each of the second and first quarters of 2024.
Outlook
Our expected production guidance for 2024 is approximately 7 million tonnes (Methanex interest). Actual production may vary by quarter based on gas availability in Chile and New Zealand, the start up of the G3 plant, turnarounds, other gas availability, unplanned outages and unanticipated events.
In the third quarter, we expect lower earnings due to lower produced sales because of lower production from Chile and New Zealand, as well as G3 building inventory. Based on our July and August posted prices we expect that our average realized price range is between approximately $350 to $360 per tonne for these two months.
FINANCIAL RESULTS

For the second quarter of 2024, we reported net income attributable to Methanex shareholders of $35 million ($0.52 net income per common share on a diluted basis) compared to net income attributable to Methanex shareholders for the first quarter of 2024 of $53 million ($0.77 net income per common share on a diluted basis) and net income attributable to Methanex shareholders for the second quarter of 2023 of $57 million ($0.73 net income per common share on a diluted basis). Net income in the second quarter of 2024 was lower compared to the prior quarter primarily due to lower sales of Methanex-produced methanol and the negative impact of the mark-to-market portion of share-based compensation due to changes in Methanex's share price, offset by a higher average realized price and by the one-time impact of the cost of the ineffective portion of natural gas hedges at our Geismar site recognized during the first quarter of 2024. Net income was lower compared to the second quarter of 2023 primarily due to lower sales of Methanex-produced methanol as well as the negative impact of the mark-to-market portion of share-based compensation due to changes in Methanex's share price in the second quarter of 2024, partially offset by a higher average realized price in the second quarter of 2024.

For the second quarter of 2024, we recorded Adjusted EBITDA of $164 million and Adjusted net income of $42 million ($0.62 Adjusted net income per common share). This compares with Adjusted EBITDA of $160 million and Adjusted net income of $44 million ($0.65 Adjusted net income per common share) for the first quarter of 2024 and Adjusted EBITDA of $160 million and Adjusted net income of $41 million ($0.60 Adjusted net income per common share) for the second quarter of 2023.

METHANEX CORPORATION 2024 SECOND QUARTER
MANAGEMENT’S DISCUSSION AND ANALYSIS                                          PAGE 5

We calculate Adjusted EBITDA and Adjusted net income by including amounts related to our equity share of the Atlas facility (63.1% interest) and by excluding the non-controlling interests' share, the mark-to-market impact of share-based compensation as a result of changes in our share price, the impact of the Egypt gas contract revaluation included in finance income and other and the impact of certain items associated with specific identified events. Refer to Additional Information - Non-GAAP Measures on page 14 for a further discussion on how we calculate these measures. Our analysis of depreciation and amortization, finance costs, finance income and other and income taxes is consistent with the presentation of our consolidated statements of income and excludes amounts related to Atlas.

We review our financial results by analyzing changes in Adjusted EBITDA, mark-to-market impact of share-based compensation, depreciation and amortization, gas contract settlement, finance costs, finance income and other and income taxes. A summary of our consolidated statements of income is as follows:

	Three Months Ended			Six Months Ended
($ millions)	Jun 30 2024	Mar 31 2024	Jun 30 2023	Jun 30 2024	Jun 30 2023
Consolidated statements of income:
Revenue	$920	$916	$939	$1,836	$1,978
Cost of sales and operating expenses	(745)	(736)	(724)	(1,481)	(1,566)
Mark-to-market impact of share-based compensation	8	(10)	(15)	(2)	5
Adjusted EBITDA attributable to associate	36	21	14	56	59
Amounts excluded from Adjusted EBITDA attributable to non-controlling interests	(55)	(31)	(54)	(85)	(107)
Adjusted EBITDA	164	160	160	324	369

Mark-to-market impact of share-based compensation	(8)	10	15	2	(5)
Depreciation and amortization	(101)	(95)	(95)	(196)	(193)
Finance costs	(28)	(28)	(30)	(55)	(61)
Finance income and other	3	3	16	7	27
Income tax expense	(5)	(6)	(19)	(11)	(33)
Earnings of associate adjustment [1]	(16)	(9)	(10)	(26)	(30)
Non-controlling interests adjustment [2]	26	18	20	43	42
Net income attributable to Methanex shareholders	$35	$53	$57	$88	$116
Net income	$64	$66	$91	$130	$181
1    This adjustment represents the deduction of depreciation and amortization, finance costs, finance income and other and income taxes associated with our 63.1% interest in the Atlas methanol facility which are excluded from adjusted EBITDA but included in net income attributable to Methanex shareholders.
2    This adjustment represents the add-back of the portion of depreciation and amortization, finance costs, finance income and other and income taxes associated with our non-controlling interests' share which has been deducted above but is excluded from net income attributable to Methanex shareholders.
Adjusted EBITDA

Our operations consist of a single operating segment - the production and sale of methanol. We review the results of operations by analyzing changes in the components of Adjusted EBITDA. For a discussion of the definitions used in our Adjusted EBITDA analysis, refer to How We Analyze Our Business on page 18. Changes in these components - average realized price, sales volume and total cash costs - similarly impact net income attributable to Methanex shareholders. The changes in Adjusted EBITDA resulted from changes in the following:

($ millions)	Q2 2024 compared with Q1 2024	Q2 2024 compared with Q2 2023	YTD Q2 2024 compared with YTD Q2 2023
Average realized price	$22	$35	$(34)
Sales volume	(12)	(12)	(13)
Geismar 3 delay costs	12	(8)	(16)
Total cash costs	(18)	(11)	18
Increase (decrease) in Adjusted EBITDA	$4	$4	$(45)
METHANEX CORPORATION 2024 SECOND QUARTER
MANAGEMENT’S DISCUSSION AND ANALYSIS                                          PAGE 6

Average realized price

	Three Months Ended			Six Months Ended
($ per tonne)	Jun 30 2024	Mar 31 2024	Jun 30 2023	Jun 30 2024	Jun 30 2023
Methanex average non-discounted posted price	499	471	450	485	460
Methanex average realized price	352	343	338	348	354

Methanex’s average realized price for the second quarter of 2024 was $352 per tonne compared to $343 per tonne in the first quarter of 2024 and $338 per tonne in the second quarter of 2023, resulting in an increase of $22 million and an increase of $35 million in Adjusted EBITDA, respectively. For the six months ended June 30, 2024, our average realized price was $348 per tonne compared to $354 per tonne for the same period in 2023, decreasing Adjusted EBITDA by $34 million. Growing demand from seasonal manufacturing, construction and transportation activities coupled with constrained global methanol production led to lower inventory levels and increasing methanol prices through the quarter. Refer to the Supply/Demand Fundamentals section on page 12 of the MD&A for more information.
Sales volume
Methanol sales volume excluding commission sales volume in the second quarter of 2024 was 142,000 tonnes lower than the first quarter of 2024 and 159,000 tonnes lower than the second quarter of 2023. The decrease in sales volume in the second quarter of 2024 compared to the first quarter of 2024 decreased Adjusted EBITDA by $12 million. The decrease in sales volume for the second quarter of 2024 compared to the same period in 2023 decreased Adjusted EBITDA by $12 million. For the six months ended June 30, 2024, compared to the same period in 2023, methanol sales volume excluding commission sales volume was 168,000 tonnes lower, decreasing Adjusted EBITDA by $13 million. Sales volume may vary quarter to quarter depending on customer requirements and inventory levels as well as the available commission sales volume.
Geismar 3 delay costs
The operating costs related to the delay in start-up of our Geismar 3 project include organizational build-up, take-or-pay obligations on utilities contracts as well as additional recognition of gas hedges. The total delay costs were $12 million lower in second quarter of 2024 compared to the first quarter of 2024 and $8 million higher compared to the second quarter of 2023 as detailed below.

	Three Months Ended
($ millions)	Jun 30 2024	Mar 31 2024	Jun 30 2023	Q2 2024 compared with Q1 2024	Q2 2024 compared with Q2 2023
Organizational build-up and take-or-pay obligations	$13	$9	$5	$(4)	$(8)
Over-hedged gas costs	—	16	—	16	—
Total	$13	$25	$5	$12	$(8)

Over-hedged gas costs
Due to the delayed start-up of the Geismar 3 plant, a portion of our existing natural gas hedges exceeded the expected Geismar site production requirements which resulted in an over-hedged gas cost associated with the delay of $16 million which was recorded in the first quarter of 2024 and which covered the entire period of the anticipated delay. As a result, no further over-hedged gas costs were recorded in the second quarter of 2024. For additional information, refer to Note 9 of the condensed consolidated interim financial statements.
Total cash costs
The primary drivers of changes in our total cash costs are changes in the cost of Methanex-produced methanol and changes in the cost of methanol we purchase from others ("purchased methanol"). We supplement our production with methanol produced by others through methanol offtake contracts and purchases on the spot market to meet customer needs and to support our marketing efforts within the major global markets.

METHANEX CORPORATION 2024 SECOND QUARTER
MANAGEMENT’S DISCUSSION AND ANALYSIS                                          PAGE 7

We apply the first-in, first-out method of accounting for inventories and it generally takes between 30 and 60 days to sell the methanol we produce or purchase. Accordingly, the changes in Adjusted EBITDA as a result of changes in Methanex-produced and purchased methanol costs primarily depend on changes in methanol pricing and the timing of inventory flows.

In a rising price environment, our margins at a given price are higher than in a stable price environment as a result of timing of methanol purchases and production versus sales. Generally, the opposite applies when methanol prices are decreasing.

The changes in Adjusted EBITDA due to changes in total cash costs were due to the following:

($ millions)	Q2 2024 compared with Q1 2024	Q2 2024 compared with Q2 2023	YTD Q2 2024 compared with YTD Q2 2023
Methanex-produced methanol costs	$(3)	$5	$28
Proportion of Methanex-produced methanol sales	—	6	10
Purchased methanol costs	(14)	(7)	15
Logistics costs	10	(3)	(22)
Other, net	(11)	(12)	(13)
Increase (decrease) in Adjusted EBITDA due to changes in total cash costs	$(18)	$(11)	$18
Methanex-produced methanol costs
Natural gas is the primary feedstock at our methanol facilities and is the most significant component of Methanex-produced methanol costs. We purchase natural gas for more than half of our production under agreements where the unique terms of each contract include a base price and a variable price component linked to methanol price to reduce our commodity price risk exposure. The variable price component is adjusted by a formula linked to methanol sales prices above a certain level. We also purchase natural gas in North America and are exposed to natural gas spot price fluctuations for the unhedged portion of our gas needs in the region.

For the second quarter of 2024 compared to the first quarter of 2024, higher Methanex-produced methanol costs decreased Adjusted EBITDA by $3 million. For the second quarter of 2024 compared to the same period in 2023, lower Methanex-produced methanol costs increased Adjusted EBITDA by $5 million. For the six months ended June 30, 2024 compared with the same period in 2023, lower Methanex-produced methanol costs increased Adjusted EBITDA by $28 million. Changes in Methanex-produced methanol costs for all periods presented are primarily due to the impact of changes in realized methanol prices on the variable portion of our natural gas cost, changes in spot gas prices which impact the unhedged portion of our North American operations, timing of inventory flows and changes in the mix of production sold from inventory.
Proportion of Methanex-produced methanol sales
The cost of purchased methanol is linked to the selling price for methanol at the time of purchase and the cost of purchased methanol is generally higher than the cost of Methanex-produced methanol. Accordingly, an increase (decrease) in the proportion of Methanex-produced methanol sales results in a decrease (increase) in our overall cost structure for a given period. The proportion of Methanex-produced methanol sales was similar for the second quarter of 2024 compared to the first quarter of 2024. For the second quarter of 2024 compared to the second quarter of 2023, a higher proportion of Methanex-produced methanol sales increased Adjusted EBITDA by $6 million. For the six months ended June 30, 2024 compared with the same period in 2023, a higher proportion of Methanex-produced methanol sales increased Adjusted EBITDA by $10 million.
Purchased methanol costs
Changes in purchased methanol costs for all periods presented are primarily a result of changes in methanol pricing and the timing of purchases sold from inventory, as well as the volume and regional mix of sourcing for purchased methanol. For the second quarter of 2024 compared to the first quarter of 2024, the impact of higher purchased methanol costs decreased Adjusted EBITDA by $14 million. For the second quarter of 2024 compared to the second quarter of 2023, the impact of higher purchased methanol costs decreased Adjusted EBITDA by $7 million. For the six months ended June 30, 2024 compared with the same period in 2023, lower purchased methanol costs increased Adjusted EBITDA by $15 million.
METHANEX CORPORATION 2024 SECOND QUARTER
MANAGEMENT’S DISCUSSION AND ANALYSIS                                          PAGE 8

Logistics costs
Logistics costs include the cost of transportation, storage and handling of product, and can vary from period to period primarily depending on the levels of production from each of our production facilities, the resulting impact on our supply chain, and variability in bunker fuel costs. Logistics costs for the second quarter of 2024, compared with the first quarter of 2024, increased Adjusted EBITDA by $10 million. For the second quarter of 2024 compared to the second quarter of 2023, logistics costs decreased Adjusted EBITDA by $3 million. Logistics costs for the six months ended June 30, 2024 were $22 million higher compared to the same period in 2023. Changes in logistics costs are impacted by the mix of production from various plants and the impact on ocean freight of longer supply routes. The lower costs compared with the first quarter of 2024 reflects a return to normalized logistics operations following the increased costs caused by the outage at our Egypt facility in the first quarter of 2024.
Other, net
Other, net relates to unabsorbed fixed costs, selling, general and administrative expenses and other operational items. Other costs decreased Adjusted EBITDA by $11 million during the second quarter of 2024 compared to the first quarter of 2024 and decreased Adjusted EBITDA by $12 million compared to the second quarter of 2023. For the six months ended June 30, 2024 compared with the same period in 2023, other costs decreased Adjusted EBITDA by $13 million. The increase in other costs is primarily driven by the decrease in production, which caused higher unabsorbed costs to be recorded in the second quarter of 2024.
Mark-to-Market Impact of Share-based Compensation
We grant share-based awards as an element of compensation. Share-based awards granted include stock options, share appreciation rights, tandem share appreciation rights, deferred share units, restricted share units and performance share units. For all share-based awards, share-based compensation is recognized over the related vesting period for the proportion of the service that has been rendered at each reporting date. Share-based compensation includes an amount related to the grant-date value and a mark-to-market impact as a result of subsequent changes in the fair value of the share-based awards primarily driven by the Company’s share price. The grant-date value amount is included in Adjusted EBITDA and Adjusted net income. The mark-to-market impact of share-based compensation as a result of changes in our share price is excluded from Adjusted EBITDA and Adjusted net income and analyzed separately.

	Three Months Ended			Six Months Ended
($ millions except share price)	Jun 30 2024	Mar 31 2024	Jun 30 2023	Jun 30 2024	Jun 30 2023
Methanex Corporation share price [1]	$48.26	$44.63	$41.37	$48.26	$41.37
Grant-date fair value expense included in Adjusted EBITDA and Adjusted net income	7	6	6	13	12
Mark-to-market impact [2]	8	(10)	(15)	(2)	5
Total share-based compensation expense (recovery), before tax	$15	$(4)	$(9)	$11	$17
1 US dollar share price of Methanex Corporation as quoted on the NASDAQ Global Market on the last trading day of the respective period.
2For all periods presented, the mark-to-market impact on share-based compensation is primarily due to changes in the Methanex Corporation share price.
Depreciation and Amortization

Depreciation and amortization was $101 million for the second quarter of 2024 compared to $95 million for the first quarter of 2024 and $95 million for the second quarter of 2023. Compared to prior quarters, depreciation and amortization in second quarter of 2024 was higher due to the lower amounts of depreciation capitalized in the ending inventory. Depreciation and amortization for the six months ended June 30, 2024 was $196 million compared to $193 million in the same period in 2023.
METHANEX CORPORATION 2024 SECOND QUARTER
MANAGEMENT’S DISCUSSION AND ANALYSIS                                          PAGE 9

Finance Costs

	Three Months Ended			Six Months Ended
($ millions)	Jun 30 2024	Mar 31 2024	Jun 30 2023	Jun 30 2024	Jun 30 2023
Finance costs before capitalized interest	$44	$44	$43	$88	$86
Less capitalized interest	(16)	(16)	(13)	(32)	(25)
Finance costs	$28	$28	$30	$55	$61

Finance costs are primarily comprised of interest on borrowings and lease obligations.
Finance costs were similar for the second quarter of 2024 compared to the first quarter of 2024. Finance costs were lower for the second quarter of 2024 compared to the second quarter 2023 primarily due to additional interest capitalized for the Geismar 3 project. Refer to the Liquidity and Capital Resources section on page 13.
Finance Income and Other

	Three Months Ended			Six Months Ended
($ millions)	Jun 30 2024	Mar 31 2024	Jun 30 2023	Jun 30 2024	Jun 30 2023
Finance income and other before Egypt gas supply contract mark-to-market impact	$3	$3	$7	$7	$15
Egypt gas supply contract mark-to-market impact	—	$—	9	—	12
Finance income and other	$3	$3	$16	$7	$27
Finance income and other was similar during the second quarter of 2024 compared to the first quarter of 2024. Finance income and other was lower during the second quarter of 2024 compared to the second quarter of 2023 primarily due to the mark-to-market impact on the Egypt gas supply contract. Refer to Note 9 of the second quarter 2024 condensed consolidated interim financial statements for more information.

METHANEX CORPORATION 2024 SECOND QUARTER
MANAGEMENT’S DISCUSSION AND ANALYSIS                                          PAGE 10

Income Taxes

A summary of our income taxes for the second quarter of 2024 compared to the first quarter of 2024 and the six months ended June 30, 2024 compared to the same period in 2023 is as follows:

	Three Months Ended June 30, 2024		Three Months Ended March 31, 2024
($ millions except where noted)	Per consolidated statement of income	Adjusted [1,2,3,4]	Per consolidated statement of income	Adjusted [1,2,3,4]
Net income before income tax	$69	$55	$72	$55
Income tax expense	(5)	(13)	(6)	(11)
Net income after income tax	$64	$42	$66	$44
Effective tax rate	7%	24%	8%	20%

	Six Months Ended June 30, 2024		Six Months Ended June 30, 2023
($ millions except where noted)	Per consolidated statement of income	Adjusted [1,2,3,4]	Per consolidated statement of income	Adjusted [1,2,3,4]
Net income before income tax	$141	$110	$214	$158
Income tax expense	(11)	(24)	(33)	(41)
Net income after income tax	$130	$86	$181	$117
Effective tax rate	8%	22%	15%	26%
1     Adjusted net income before income tax reflects amounts required for the inclusion of 63.1% of Atlas income, 50% of Egypt and 60% of Waterfront Shipping, as well as amounts required to exclude the mark-to-market impact of share-based compensation expense or recovery, the impact of the Egypt gas contract revaluation. The most directly comparable measure in the financial statements is net income before tax.
2     Adjusted income tax expense reflects amounts required for the inclusion of 63.1% of Atlas income, 50% of Egypt and 60% of Waterfront Shipping, as well as amounts required to exclude the tax impact of mark-to-market impact of share-based compensation expense or recovery, and the impact of the Egypt gas contract revaluation calculated at the appropriate applicable tax rate for their respective jurisdictions. The most directly comparable measure in the financial statements is income tax expense.
3     Adjusted effective tax rate is a non-GAAP ratio and is calculated as adjusted income tax expense or recovery, divided by adjusted net income before tax.
4     Adjusted net income before income tax and Adjusted income tax expense are non-GAAP measures. Adjusted effective tax rate is a non-GAAP ratio. These do not have any standardized meaning prescribed by GAAP and therefore are unlikely to be comparable to similar measures presented by other companies. Management uses these to assess the effective tax rate. These measures and ratios are useful as they are a better measure of our underlying tax rate across the jurisdictions in which we operate.
We earn the majority of our income in the United States, New Zealand, Trinidad, Chile, Egypt and Canada. Including applicable withholding taxes, the statutory tax rate applicable to Methanex in the United States is 22%, New Zealand is 28%, Trinidad is 38%, Chile is 35%, Egypt is 30% and Canada is 24.5%. We accrue for withholding taxes that will be incurred upon distributions from our subsidiaries when it is probable that the earnings will be repatriated. As the Atlas entity is accounted for using the equity method, any income taxes related to Atlas are included in earnings of associate and therefore excluded from total income taxes but included in the calculation of Adjusted net income.

The effective tax rate based on Adjusted net income was 24% for the second quarter of 2024 and 20% for the first quarter of 2024. Adjusted net income represents the amount that is attributable to Methanex shareholders and excludes the mark-to-market impact of share-based compensation and the impact of certain items associated with specific identified events. The effective tax rate differs from period to period depending on the source of earnings and the impact of foreign exchange fluctuations against the United States dollar.

METHANEX CORPORATION 2024 SECOND QUARTER
MANAGEMENT’S DISCUSSION AND ANALYSIS                                          PAGE 11

The following table shows a reconciliation of Net income to Adjusted net income before tax, and of Income taxes to Adjusted income tax expense:

	Three Months Ended		Six Months Ended
($ millions)	Jun 30 2024	Jun 30 2023	Jun 30 2024	Jun 30 2023
Net income	$64	$91	$130	$181
Adjusted for:
Income tax expense	5	19	11	33
Earnings from associate	(18)	(5)	(30)	(30)
Share of associate's income before tax	26	8	41	46
Net income before tax of non-controlling interests	(30)	(38)	(40)	(71)
Mark-to-market impact of share-based compensation	8	(15)	(2)	5
Impact of Egypt gas contract revaluation	—	(5)	—	(6)
Adjusted net income before tax	$55	$55	$110	$158

Income tax expense	$(5)	$(19)	$(11)	$(33)
Adjusted for:
Inclusion of our share of associate's adjusted tax expense	(8)	(3)	(11)	(15)
Removal of non-controlling interest's share of tax expense (recovery)	1	5	(2)	7
Tax on mark-to-market impact of share-based compensation	(1)	2	—	(1)
Tax on impact of Egypt gas contract revaluation	—	1	—	1
Adjusted income tax expense	$(13)	$(14)	$(24)	$(41)

SUPPLY/DEMAND FUNDAMENTALS
Demand
Global methanol demand increased in the second quarter of 2024 compared to the first quarter of 2024. Higher demand for traditional chemical and energy-related applications was driven by increased economic activity globally and seasonally higher demand from manufacturing, construction and transportation activities. In the second half of the quarter, methanol-to-olefin (MTO) demand decreased as several MTO units took maintenance or lowered operating rates in line with methanol market supply constraints and increasing methanol prices.

Over the long term, we believe that traditional chemical demand for methanol is influenced by the strength of global and regional economies and industrial production levels. We believe that demand for energy-related applications will be influenced by energy prices, pricing of end products, and government policies that are playing an increasing role in encouraging new applications for methanol due to its emissions benefits as a fuel. The demand outlook for methanol as a marine fuel continues to grow. Based on current dual-fueled vessels operating coupled with the order book for new builds and retrofits, there will be over 300 ships capable of running on methanol on the water in the next five years. Actual methanol consumption from marine applications will depend on regulations, relative economics versus other fuels, and other factors. The future operating rates and methanol consumption from MTO producers will depend on a number of factors including the pricing for their various final products, the degree of downstream integration of these units with other products, the impact of olefin industry feedstock costs, including naphtha, on relative competitiveness and plant maintenance schedules.
Supply
In the second quarter, global methanol operating rates increased slightly with higher operating rates from Iran and China being partially offset by plant outages and gas restrictions in the Atlantic basin. Coupled with growing demand this led to tight inventory levels and increasing methanol prices.

METHANEX CORPORATION 2024 SECOND QUARTER
MANAGEMENT’S DISCUSSION AND ANALYSIS                                          PAGE 12

We expect limited capacity additions in the next five years. In North America, our new 1.8 million tonne Geismar 3 facility successfully produced first methanol in late July and is in the process of ramping up to full rates. In Malaysia, a 1.8 million tonne plant has announced it will be starting up in 2024. We expect increased supply from new capacities to be partially offset by rationalization of existing supply in the market in 2024. With the shutdown of Atlas and the restart of Titan in September 2024 the overall production in Trinidad will be lower by approximately 1 million tonnes annually and we continue to monitor other factors that could further impact supply such as the announced gas diversion from methanol to LNG in Equatorial Guinea. In China and Iran, there are planned capacity additions over the near-to-medium term which we expect will be somewhat offset by the closure of some small-scale, inefficient and older plants or feedstock constraints. New capacity built in China is expected to be consumed domestically as China requires methanol imports to meet growing demand.
Methanol Price
Our average realized price in the second quarter of 2024 was $352 per tonne compared to $343 per tonne in the first quarter of 2024.

Future methanol prices will depend on the strength of the global economy, industry operating rates, global energy prices, new supply additions and the strength of global demand.
The following table outlines our recent regional non-discounted posted prices. Methanol is a global commodity and future methanol prices are directly impacted by changes in methanol supply and demand. Based on the diversity of end products in which methanol is used, demand for methanol is driven by a number of factors including: strength of global and regional economies, industrial production levels, energy and derivatives prices, pricing of end products and government regulations and policies. Methanol industry supply is impacted by the cost and availability of feedstock, methanol industry operating rates and new methanol industry capacity additions.

Methanex Non-Discounted Regional Posted Prices [1]
(US$ per tonne)	Aug 2024	Jul 2024	Jun 2024	May 2024	Apr 2024
North America	695	679	662	645	632
Europe [2]	579	579	568	568	568
Asia Pacific	400	410	420	400	400
China	380	380	400	390	380
1    Discounts from our posted prices are offered to customers based on    various factors.
2    €535 for Q3 2024 (Q2 2024 – €525) converted to United States dollars.
LIQUIDITY AND CAPITAL RESOURCES
We operate in a highly competitive commodity industry and therefore are committed to maintaining a strong balance sheet and financial flexibility. At June 30, 2024, our cash balance was $426 million, or approximately $390 million excluding non-controlling interest portion of $45 million but including our share of cash held by the Atlas joint venture of $9 million. We invest our cash only in highly rated instruments that have maturities of three months or less to ensure preservation of capital and appropriate liquidity. We continuously evaluate the liquidity requirements needed to achieve our strategic objectives, including our capital expenditures.

We have access to a $500 million committed revolving credit facility, which is with a syndicate of highly rated financial institutions. We have a $300 million bond due in December 2024 and our intent remains to repay rather than re-finance this debt.

METHANEX CORPORATION 2024 SECOND QUARTER
MANAGEMENT’S DISCUSSION AND ANALYSIS                                          PAGE 13

A summary of our sources and uses of cash for the three and six months ended June 30, 2024, compared to the same periods in 2023, is as follows:

	Three Months Ended			Six Months Ended
($ millions)	Jun 30 2024	Jun 30 2023	Variance	Jun 30 2024	Jun 30 2023	Variance
Cash provided by operating activities	$163	$196	$(33)	$246	$359	$(113)
Cash used in financing activities	(134)	(198)	64	(214)	(313)	99
Cash used in investing activities	(10)	(132)	122	(64)	(258)	194
Increase (decrease) in cash and cash equivalents	$19	$(134)	$153	$(32)	$(212)	$180

Cash flows from operating activities in the second quarter of 2024 were $163 million compared to $196 million for the second quarter of 2023. Cash flows from operating activities were lower in the second quarter of 2024 compared to the second quarter of 2023 primarily due to changes in working capital.

Cash flows used in financing activities in the second quarter of 2024 were $134 million compared to $198 million for the second quarter of 2023. The higher cash outflows in the second quarter of 2023 primarily related to payments for shares repurchased under our normal course issuer bid.

In the second quarter of 2024 we paid a quarterly dividend of $0.185 per common share for a total of $12.5 million.

Cash used in investing activities relates to capital spend on maintenance and major projects including our Geismar 3 plant and a repayment of long-term loan receivable from Atlas. For more information on our capital projects, please see Capital Projects and Growth Opportunities below.
Capital Projects and Growth Opportunities

The Geismar 3 ("G3") plant successfully produced first methanol in late July with the total capital cost expected to be slightly less than $1.30 billion, excluding fixed costs related to the delay. The remaining cash capital expenditure of approximately $30 million is fully funded with cash on hand.

Our planned operational capital expenditure directed towards maintenance, turnarounds, and catalyst changes, including our 63.1% share of Atlas and 50% of Egypt, is currently estimated to be approximately $80 million for the remainder of 2024.
CONTROLS AND PROCEDURES

During the second quarter of 2024, no changes were made in our internal controls over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.
METHANEX CORPORATION 2024 SECOND QUARTER
MANAGEMENT’S DISCUSSION AND ANALYSIS                                          PAGE 14

ADDITIONAL INFORMATION – NON-GAAP MEASURES

In addition to providing measures prepared in accordance with IFRS, we present certain additional non-GAAP measures and ratios throughout this document. These are Adjusted EBITDA, Adjusted net income, Adjusted net income per common share, Adjusted net income before income tax, Adjusted income tax expense, and Adjusted effective tax rate. These non-GAAP financial measures and ratios reflect our 63.1% economic interest in the Atlas Facility, our 50% economic interest in the Egypt Facility and our 60% economic interest in Waterfront Shipping, and are useful as they are a better measure of our underlying performance, and assist in assessing the operating performance of the Company's business. These measures, at our share of our facilities, are a better measure of our underlying performance, as we fully run the operations on our partners' behalf, despite having less than full share of the economic interest. Adjusted EBITDA is also frequently used by securities analysts and investors when comparing our results with those of other companies. These measures do not have any standardized meaning prescribed by generally accepted accounting principles ("GAAP") and therefore are unlikely to be comparable to similar measures presented by other companies. These supplemental non-GAAP measures and ratios are provided to assist readers in determining our ability to generate cash from operations and improve the comparability of our results from one period to another.
These measures should be considered in addition to, and not as a substitute for, net income and revenue reported in accordance with IFRS.
Adjusted EBITDA

Adjusted EBITDA differs from the most comparable GAAP measure, net income attributable to Methanex shareholders, because it excludes the mark-to-market impact of share-based compensation, depreciation and amortization, gas contract settlement, finance costs, finance income and other and income taxes. Adjusted EBITDA includes an amount representing our 63.1% share of the Atlas facility and excludes the non-controlling shareholders' interests in entities which we control but do not fully own.

Adjusted EBITDA and Adjusted net income exclude the mark-to-market impact of share-based compensation related to the impact of changes in our share price on SARs, TSARs, deferred share units, restricted share units and performance share units. The mark-to-market impact related to share-based compensation that is excluded from Adjusted EBITDA and Adjusted net income is calculated as the difference between the grant-date value and the fair value recorded at each period-end. As share-based awards will be settled in future periods, the ultimate value of the units is unknown at the date of grant and therefore the grant-date value recognized in Adjusted EBITDA and Adjusted net income may differ from the total settlement cost.

The following table shows a reconciliation from net income attributable to Methanex shareholders to Adjusted EBITDA:

	Three Months Ended			Six Months Ended
($ millions)	Jun 30 2024	Mar 31 2024	Jun 30 2023	Jun 30 2024	Jun 30 2023
Net income attributable to Methanex shareholders	$35	$53	$57	$88	$116
Mark-to-market impact of share-based compensation	8	(10)	(15)	(2)	5
Depreciation and amortization	101	95	95	196	193
Finance costs	28	28	30	55	61
Finance income and other	(3)	(3)	(16)	(7)	(27)
Income tax expense	5	6	19	11	33
Earnings of associate adjustment [1]	16	9	10	26	30
Non-controlling interests adjustment [2]	(26)	(18)	(20)	(43)	(42)
Adjusted EBITDA	$164	$160	$160	$324	$369
1    This adjustment represents the add-back of depreciation and amortization, finance costs, finance income and other and income taxes associated with our 63.1% interest in the Atlas methanol facility which are included in net income attributable to Methanex shareholders but excluded from Adjusted EBITDA.
2    This adjustment represents the deduction of the portion of depreciation and amortization, finance costs, finance income and other and income taxes associated with our non-controlling interests' share which has been added back above but is excluded from Adjusted EBITDA.

METHANEX CORPORATION 2024 SECOND QUARTER
MANAGEMENT’S DISCUSSION AND ANALYSIS                                          PAGE 15

Adjusted Net Income and Adjusted Net Income per Common Share

Adjusted net income and Adjusted net income per common share are a non-GAAP measure and a non-GAAP ratio, respectively, because they exclude the mark-to-market impact of share-based compensation, the impact of the Egypt gas contract revaluation included in finance income and other and the impact of certain items associated with specific identified events. The following table shows a reconciliation of net income attributable to Methanex shareholders to Adjusted net income and the calculation of Adjusted net income per common share:

	Three Months Ended			Six Months Ended
($ millions except number of shares and per share amounts)	Jun 30 2024	Mar 31 2024	Jun 30 2023	Jun 30 2024	Jun 30 2023
Net income attributable to Methanex shareholders	$35	$53	$57	$88	$116
Mark-to-market impact of share-based compensation, net of tax	7	(9)	(13)	(2)	5
Impact of Egypt gas contract revaluation, net of tax	—	—	(3)	—	(4)
Adjusted net income	$42	$44	$41	$86	$117
Diluted weighted average shares outstanding (millions)	67	68	68	68	68
Adjusted net income per common share	$0.62	$0.65	$0.60	$1.27	$1.70

Management uses these measures to analyze net income and net income per common share after adjusting for our economic interest in the Atlas and Egypt facilities and Waterfront Shipping, for reasons as described above. The exclusion of the mark-to-market portion of the impact of share-based compensation is due to these amounts not being seen as indicative of operational performance and can fluctuate in the intervening periods until settlement. The exclusion of the impact of the Egypt gas contract revaluation is due to the change in the derivative being unrealized with the fair value of the derivative expected to fluctuate in the intervening periods until settlement.
QUARTERLY FINANCIAL DATA (UNAUDITED)

Our operations consist of a single operating segment - the production and sale of methanol. Quarterly results vary due to the average realized price of methanol, sales volume and total cash costs. A summary of selected financial information is as follows:

	Three Months Ended
($ millions except per share amounts)	Jun 30 2024	Mar 31 2024	Dec 31 2023	Sep 30 2023
Revenue	$920	$916	$922	$823
Net income attributable to Methanex shareholders	35	53	33	24
Basic net income per common share	0.52	0.78	0.50	0.36
Diluted net income per common share	0.52	0.77	0.50	0.36
Adjusted EBITDA	164	160	148	105
Adjusted net income	42	44	35	1
Adjusted net income per common share	0.62	0.65	0.52	0.02

	Three Months Ended
($ millions except per share amounts)	Jun 30 2023	Mar 31 2023	Dec 31 2022	Sep 30 2022
Revenue	$939	$1,038	$986	$1,012
Net income attributable to Methanex shareholders	57	60	41	69
Basic net income per common share	0.84	0.87	0.59	0.99
Diluted net income per common share	0.73	0.87	0.59	0.87
Adjusted EBITDA	160	209	160	192
Adjusted net income	41	76	51	49
Adjusted net income per common share	0.60	1.11	0.73	0.69
METHANEX CORPORATION 2024 SECOND QUARTER
MANAGEMENT’S DISCUSSION AND ANALYSIS                                          PAGE 16

Methanex Corporation
Quarterly History (unaudited)

	2024	Q2	Q1	2023	Q4	Q3	Q2	Q1

METHANOL SALES VOLUME
(thousands of tonnes)

Methanex-produced [1]	3,261	1,580	1,681	6,455	1,712	1,473	1,621	1649
Purchased methanol	1,573	766	807	3,527	890	905	884	848
Commission sales [1]	448	266	182	1,187	260	342	277	308
	5,282	2,612	2,670	11,169	2,862	2,720	2,782	2,805
METHANOL PRODUCTION
(thousands of tonnes)

New Zealand	455	178	277	1,381	344	226	408	403
USA (Geismar)	1,085	514	571	2,142	587	574	532	449
Trinidad (63.1% interest)	489	231	258	1,074	283	287	248	256
Egypt (50% interest)	212	129	83	504	20	160	163	161
Canada (Medicine Hat)	282	141	141	548	142	130	134	142
Chile	620	229	391	993	403	168	173	249
	3,143	1,422	1,721	6,642	1,779	1,545	1,658	1,660
AVERAGE REALIZED METHANOL PRICE [2]
($/tonne)	348	352	343	333	322	303	338	371
($/gallon)	1.05	1.06	1.03	1.00	0.97	0.91	1.02	1.12

ADJUSTED EBITDA	324	164	160	622	148	105	160	209

PER SHARE INFORMATION ($ per common share attributable to Methanex shareholders)
Basic net income	1.30	0.52	0.78	2.57	0.50	0.36	0.84	0.87
Diluted net income	1.27	0.52	0.77	2.57	0.50	0.36	0.73	0.87
Adjusted net income	1.27	0.62	0.65	2.25	0.52	0.02	0.60	1.11
1    Methanex-produced methanol represents our equity share of volume produced at our facilities and excludes volume marketed on a commission basis related to the 36.9% of the Atlas facility and 50% of the Egypt facility that we do not own.
2    Average realized price is calculated as revenue divided by the total sales volume.

METHANEX CORPORATION 2024 SECOND QUARTER
MANAGEMENT’S DISCUSSION AND ANALYSIS                                          PAGE 17

HOW WE ANALYZE OUR BUSINESS

Our operations consist of a single operating segment - the production and sale of methanol. We review our financial results by analyzing changes in the components of Adjusted EBITDA, mark-to-market impact of share-based compensation, depreciation and amortization, finance costs, finance income and other and income taxes.

The Company has used the terms Adjusted EBITDA, Adjusted net income and Adjusted net income per common share throughout this document. These items are non-GAAP measures that do not have any standardized meaning prescribed by GAAP and therefore are unlikely to be comparable to similar measures presented by other companies. Refer to the Additional Information - Non-GAAP Measures section on page 14 for a description of each non-GAAP measure and reconciliations to the most comparable GAAP measures.

In addition to the methanol that we produce at our facilities, we also purchase and re-sell methanol produced by others and we sell methanol on a commission basis. We analyze the results of all methanol sales together, excluding commission sales volume. The key drivers of changes in Adjusted EBITDA are average realized price, cash costs and sales volume, which are defined and calculated as follows:

PRICE	The change in Adjusted EBITDA as a result of changes in average realized price is calculated as the difference from period to period in the selling price of methanol multiplied by the current period total methanol sales volume, excluding commission sales volume.
CASH COSTS	The change in Adjusted EBITDA as a result of changes in cash costs is calculated as the difference from period to period in cash costs per tonne multiplied by the current period total methanol sales volume, excluding commission sales volume in the current period. The cash costs per tonne is the weighted average of the cash cost per tonne of Methanex-produced methanol and the cash cost per tonne of purchased methanol. The cash cost per tonne of Methanex-produced methanol includes absorbed fixed cash costs per tonne and variable cash costs per tonne. The cash cost per tonne of purchased methanol consists principally of the cost of methanol itself. In addition, the change in Adjusted EBITDA as a result of changes in cash costs includes the changes from period to period in unabsorbed fixed production costs, consolidated selling, general and administrative expenses and fixed storage and handling costs.
SALES VOLUME	The change in Adjusted EBITDA as a result of changes in sales volume is calculated as the difference from period to period in total methanol sales volume, excluding commission sales volume, multiplied by the margin per tonne for the prior period. The margin per tonne for the prior period is the weighted average margin per tonne of Methanex-produced methanol and margin per tonne of purchased methanol. The margin per tonne for Methanex-produced methanol is calculated as the selling price per tonne of methanol less absorbed fixed cash costs per tonne and variable cash costs per tonne. The margin per tonne for purchased methanol is calculated as the selling price per tonne of methanol less the cost of purchased methanol per tonne.

We own 63.1% of the Atlas methanol facility and market the remaining 36.9% of its production through a commission offtake agreement. A contractual agreement between us and our partners establishes joint control over Atlas. As a result, we account for this investment using the equity method of accounting, which results in 63.1% of the net assets and net earnings of Atlas being presented separately in the consolidated statements of financial position and consolidated statements of income, respectively. For purposes of analyzing our business, Adjusted EBITDA, Adjusted net income and Adjusted net income per common share include an amount representing our 63.1% equity share in Atlas. Our analysis of depreciation and amortization, finance costs, finance income and other and income taxes is consistent with the presentation of our consolidated statements of income and excludes amounts related to Atlas.

We own 50% of the 1.26 million tonne per year Egypt methanol facility and market the remaining 50% of its production through a commission offtake agreement. We own 60% of Waterfront Shipping, which provides service to Methanex for the ocean freight component of our distribution and logistics costs. We consolidate both Egypt and Waterfront Shipping, which results in 100% of the financial results being included in our financial statements. Non-controlling interests are included in the Company’s consolidated financial statements and represent the non-controlling shareholders’ interests in the Egypt methanol facility and Waterfront Shipping. For purposes of analyzing our business, Adjusted EBITDA, Adjusted net income and Adjusted net income per common share exclude the amounts associated with non-controlling interests.

METHANEX CORPORATION 2024 SECOND QUARTER
MANAGEMENT’S DISCUSSION AND ANALYSIS                                          PAGE 18

FORWARD-LOOKING INFORMATION WARNING

This Second Quarter 2024 Management’s Discussion and Analysis ("MD&A") as well as comments made during the Second Quarter 2024 investor conference call contain forward-looking statements with respect to us and our industry. These statements relate to future events or our future performance. All statements other than statements of historical fact are forward-looking statements. Statements that include the words "believes," "expects," "may," "will," "should," "potential," "estimates," "anticipates," "aim," "goal," "targets," "plan," "predict" or other comparable terminology and similar statements of a future or forward-looking nature identify forward-looking statements.

More particularly and without limitation, any statements regarding the following are forward-looking statements:

•expected demand for methanol, including demand for methanol for energy uses, and its derivatives,
•expected new methanol supply or restart of idled capacity and timing for start up of the same,
•expected shutdowns (either temporary or permanent) or restarts of existing methanol supply (including our own facilities), including, without limitation, the timing and length of planned maintenance outages,
•expected methanol and energy prices,
•expected levels of methanol purchases from traders or other third parties,
•expected levels, timing and availability of economically priced natural gas supply to each of our plants,
•capital committed by third parties towards future natural gas exploration and development in the vicinity of our plants,
•our expected capital expenditures and anticipated timing and rate of return of such capital expenditures,
•anticipated operating rates of our plants,
•expected operating costs, including natural gas feedstock costs and logistics costs,

•expected tax rates or resolutions to tax disputes,
•expected cash flows, cash balances, earnings capability, debt levels and share price,
•availability of committed credit facilities and other financing,
•our ability to meet covenants associated with our long-term debt obligations,
•our shareholder distribution strategy and anticipated distributions to shareholders,
•commercial viability and timing of, or our ability to execute future projects, plant restarts, capacity expansions, plant relocations or other business initiatives or opportunities, including our Geismar 3 project,
•our financial strength and ability to meet future financial commitments,
•expected global or regional economic activity (including industrial production levels) and GDP growth,
•expected outcomes of litigation or other disputes, claims and assessments, and
•expected actions of governments, governmental agencies, gas suppliers, courts, tribunals or other third parties.
We believe that we have a reasonable basis for making such forward-looking statements. The forward-looking statements in this document are based on our experience, our perception of trends, current conditions and expected future developments as well as other factors. Certain material factors or assumptions were applied in drawing the conclusions or making the forecasts or projections that are included in these forward-looking statements, including, without limitation, future expectations and assumptions concerning the following:

•the supply of, demand for and price of methanol, methanol derivatives, natural gas, coal, oil and oil derivatives,
•our ability to procure natural gas feedstock on commercially acceptable terms,
•operating rates of our facilities,
•receipt or issuance of third-party consents or approvals or governmental approvals related to rights to purchase natural gas,
•the establishment of new fuel standards,
•operating costs, including natural gas feedstock and logistics costs, capital costs, tax rates, cash flows, foreign exchange rates and interest rates,
METHANEX CORPORATION 2024 SECOND QUARTER
MANAGEMENT’S DISCUSSION AND ANALYSIS                                          PAGE 19

•the availability of committed credit facilities and other financing,
•the expected timing and capital cost of our Geismar 3 project,
•global and regional economic activity (including industrial production levels) and GDP growth,
•absence of a material negative impact from major natural disasters,
•absence of a material negative impact from changes in laws or regulations,
•absence of a material negative impact from political instability in the countries in which we operate, and
•enforcement of contractual arrangements and ability to perform contractual obligations by customers, natural gas and other suppliers and other third parties.
However, forward-looking statements, by their nature, involve risks and uncertainties that could cause actual results to differ materially from those contemplated by the forward-looking statements. The risks and uncertainties primarily include those attendant with producing and marketing methanol and successfully carrying out major capital expenditure projects in various jurisdictions, including, without limitation:

•conditions in the methanol and other industries, including fluctuations in the supply, demand and price for methanol and its derivatives, including demand for methanol for energy uses,
•the price of natural gas, coal, oil and oil derivatives,
•our ability to obtain natural gas feedstock on commercially acceptable terms to underpin current operations and future production growth opportunities,
•the ability to carry out corporate initiatives and strategies,
•actions of competitors, suppliers and financial institutions,
•conditions within the natural gas delivery systems that may prevent delivery of our natural gas supply requirements,
•our ability to meet timeline and budget targets for the Geismar 3 project, including the impact of any cost pressures arising from tightening construction labour market conditions,

•competing demand for natural gas, especially with respect to any domestic needs for gas and electricity,
•actions of governments and governmental authorities, including, without limitation, implementation of policies or other measures that could impact the supply of or demand for methanol or its derivatives,
•changes in laws or regulations,
•import or export restrictions, anti-dumping measures, increases in duties, taxes and government royalties and other actions by governments that may adversely affect our operations or existing contractual arrangements,
•world-wide economic conditions, and
•other risks described in our 2023 Annual Management’s Discussion and Analysis and this Second Quarter 2024 Management’s Discussion and Analysis.

Having in mind these and other factors, investors and other readers are cautioned not to place undue reliance on forward-looking statements. They are not a substitute for the exercise of one’s own due diligence and judgment. The outcomes implied by forward-looking statements may not occur and we do not undertake to update forward-looking statements except as required by applicable securities laws.

METHANEX CORPORATION 2024 SECOND QUARTER
MANAGEMENT’S DISCUSSION AND ANALYSIS                                          PAGE 20

Methanex Corporation
Consolidated Statements of Income (unaudited)
(thousands of U.S. dollars, except number of common shares and per share amounts)

	Three Months Ended		Six Months Ended
	Jun 30 2024	Jun 30 2023	Jun 30 2024	Jun 30 2023
Revenue	$920,357	$939,372	$1,836,068	$1,977,784
Cost of sales and operating expenses	(744,564)	(724,394)	(1,480,885)	(1,565,557)
Depreciation and amortization	(100,651)	(95,457)	(195,861)	(193,430)
Operating income	75,142	119,521	159,322	218,797
Earnings of associate (note 3)	17,799	4,739	29,940	29,908
Finance costs (note 4)	(27,684)	(30,242)	(55,360)	(60,920)
Finance income and other	3,242	15,945	6,687	26,604
Income before income taxes	68,499	109,963	140,589	214,389
Income tax expense:
Current	(3,454)	(15,480)	(22,943)	(31,052)
Deferred	(1,378)	(3,648)	12,390	(2,406)
	(4,832)	(19,128)	(10,553)	(33,458)
Net income	$63,667	$90,835	$130,036	$180,931
Attributable to:
Methanex Corporation shareholders	$35,221	$56,690	$87,838	$116,460
Non-controlling interests	28,446	34,145	42,198	64,471
	$63,667	$90,835	$130,036	$180,931

Income per common share for the period attributable to Methanex Corporation shareholders
Basic net income per common share	$0.52	$0.84	$1.30	$1.71
Diluted net income per common share (note 6)	$0.52	$0.73	$1.27	$1.70

Weighted average number of common shares outstanding (note 6)	67,387,492	67,711,862	67,387,492	68,241,898
Diluted weighted average number of common shares outstanding (note 6)	67,393,886	67,900,496	67,570,631	68,457,325

See accompanying notes to condensed consolidated interim financial statements.

METHANEX CORPORATION 2024 SECOND QUARTER
CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)                           PAGE 1

Methanex Corporation
Consolidated Statements of Comprehensive Income (unaudited)
(thousands of U.S. dollars)

	Three Months Ended		Six Months Ended
	Jun 30 2024	Jun 30 2023	Jun 30 2024	Jun 30 2023
Net income	$63,667	$90,835	$130,036	$180,931
Other comprehensive income (loss):
Items that may be reclassified to income:
Changes in cash flow hedges and excluded forward element (note 9)	(7,894)	(101,117)	(30,406)	(230,851)
Realized losses (gains) on foreign exchange hedges reclassified to revenue	(862)	368	(1,493)	3,135
Amounts reclassified on discontinuation of hedging relationship (note 9)	—	—	11,702	—
Taxes on above items	(4,007)	21,715	(6,092)	50,933
	(12,763)	(79,034)	(26,289)	(176,783)
Comprehensive income	$50,904	$11,801	$103,747	$4,148
Attributable to:
Methanex Corporation shareholders	$22,458	$(22,344)	$61,549	$(60,323)
Non-controlling interests	28,446	34,145	42,198	64,471
	$50,904	$11,801	$103,747	$4,148

See accompanying notes to condensed consolidated interim financial statements.
METHANEX CORPORATION 2024 SECOND QUARTER
CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)                           PAGE 2

Methanex Corporation
Consolidated Statements of Financial Position (unaudited)
(thousands of U.S. dollars)

AS AT	Jun 30 2024	Dec 31 2023
ASSETS
Current assets:
Cash and cash equivalents	$426,126	$458,015
Trade and other receivables	565,149	533,615
Inventories	458,348	426,774
Prepaid expenses	44,763	58,024
Other assets	14,917	3,893
	1,509,303	1,480,321
Non-current assets:
Property, plant and equipment (note 2)	4,399,481	4,411,768
Investment in associate (note 3)	158,013	184,249
Deferred income tax assets	170,502	152,250
Other assets (note 9)	186,505	197,967
	4,914,501	4,946,234
	$6,423,804	$6,426,555
LIABILITIES AND EQUITY
Current liabilities:
Trade, other payables and accrued liabilities	$694,705	$771,867
Current maturities on long-term debt (note 5)	315,299	314,716
Current maturities on lease obligations	130,503	120,731
Current maturities on other long-term liabilities	66,757	94,992
	1,207,264	1,302,306
Non-current liabilities:
Long-term debt (note 5)	1,821,525	1,827,085
Lease obligations	737,355	751,389
Other long-term liabilities	144,374	154,918
Deferred income tax liabilities	229,776	217,840
	2,933,030	2,951,232
Equity:
Capital stock	391,924	391,924
Contributed surplus	1,913	1,838
Retained earnings	1,577,169	1,514,264
Accumulated other comprehensive income	38,163	22,901
Shareholders' equity	2,009,169	1,930,927
Non-controlling interests	274,341	242,090
Total equity	2,283,510	2,173,017
	$6,423,804	$6,426,555

See accompanying notes to condensed consolidated interim financial statements.

METHANEX CORPORATION 2024 SECOND QUARTER
CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)                           PAGE 3

Methanex Corporation
Consolidated Statements of Changes in Equity (unaudited)
(thousands of U.S. dollars, except number of common shares)

	Number of Common Shares	Capital Stock	Contributed Surplus	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Shareholders' Equity	Non- Controlling Interests	Total Equity
Balance, December 31, 2022	69,239,136	$401,295	$1,904	$1,466,872	$241,942	$2,112,013	$317,444	$2,429,457
Net income	—	—	—	116,460	—	116,460	64,471	180,931
Other comprehensive loss	—	—	—	—	(176,783)	(176,783)	—	(176,783)
Compensation expense recorded for stock options	—	—	61	—	—	61	—	61
Issue of shares on exercise of stock options	33,067	1,144	—	—	—	1,144	—	1,144
Reclassification of grant date fair value on exercise of stock options	—	190	(190)	—	—	—	—	—
Payments for repurchase of shares	(1,894,711)	(10,998)	—	(75,394)	—	(86,392)	—	(86,392)
Dividend payments to Methanex Corporation shareholders	—	—	—	(24,450)	—	(24,450)	—	(24,450)
Distributions made and accrued to non-controlling interests	—	—	—	—	—	—	(50,957)	(50,957)
Realized hedge losses recognized in cash flow hedges	—	—	—	—	10,308	10,308	—	10,308
Balance, June 30, 2023	67,377,492	$391,631	$1,775	$1,483,488	$75,467	$1,952,361	$330,958	$2,283,319
Net income	—	—	—	57,680	—	57,680	45,511	103,191
Other comprehensive loss	—	—	—	(1,976)	(64,783)	(66,759)	—	(66,759)
Compensation expense recorded for stock options	—	—	63	—	—	63	—	63
Issue of shares on exercise of stock options	10,000	293	—	—	—	293	—	293
Dividend payments to Methanex Corporation shareholders	—	—	—	(24,928)	—	(24,928)	—	(24,928)
Distributions made and accrued to non-controlling interests	—	—	—	—	—	—	(134,379)	(134,379)
Realized hedge losses recognized in cash flow hedges	—	—	—	—	12,217	12,217	—	12,217
Balance, December 31, 2023	67,387,492	$391,924	$1,838	$1,514,264	$22,901	$1,930,927	$242,090	$2,173,017
Net income	—	—	—	87,838	—	87,838	42,198	130,036
Other comprehensive loss	—	—	—	—	(26,289)	(26,289)	—	(26,289)
Compensation expense recorded for stock options	—	—	75	—	—	75	—	75
Dividend payments to Methanex Corporation shareholders	—	—	—	(24,933)	—	(24,933)	—	(24,933)
Distributions made and accrued to non-controlling interests	—	—	—	—	—	—	(9,947)	(9,947)
Realized hedge losses recognized in cash flow hedges	—	—	—	—	41,551	41,551	—	41,551
Balance, June 30, 2024	67,387,492	$391,924	$1,913	$1,577,169	$38,163	$2,009,169	$274,341	$2,283,510

See accompanying notes to condensed consolidated interim financial statements.

METHANEX CORPORATION 2024 SECOND QUARTER
CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)                           PAGE 4

Methanex Corporation
Consolidated Statements of Cash Flows (unaudited)
(thousands of U.S. dollars)

	Three Months Ended		Six Months Ended
	Jun 30 2024	Jun 30 2023	Jun 30 2024	Jun 30 2023
CASH FLOWS FROM (USED IN) OPERATING ACTIVITIES
Net income	$63,667	$90,835	$130,036	$180,931
Deduct earnings of associate	(17,799)	(4,739)	(29,940)	(29,908)
Dividends received from associate	—	—	25,871	27,764
Add (deduct) non-cash items:
Depreciation and amortization	100,651	95,457	195,861	193,430
Income tax expense	4,832	19,128	10,553	33,458
Share-based compensation expense (recovery)	14,640	(9,450)	11,255	16,679
Finance costs	27,684	30,242	55,360	60,920
Other	(14,174)	(13,220)	(7,655)	(22,352)
Interest received	2,624	4,976	6,171	11,884
Income taxes paid	(8,764)	(58,313)	(30,513)	(70,531)
Other cash payments, including share-based compensation	(3,251)	(3,042)	(22,310)	(34,316)
Cash flows from operating activities before undernoted	170,110	151,874	344,689	367,959
Changes in non-cash working capital (note 8)	(6,691)	44,512	(98,324)	(9,367)
	163,419	196,386	246,365	358,592

CASH FLOWS FROM (USED IN) FINANCING ACTIVITIES
Payments for repurchase of shares	—	(37,929)	—	(86,391)
Dividend payments to Methanex Corporation shareholders	(12,466)	(12,467)	(24,933)	(24,450)
Interest paid	(66,403)	(67,861)	(83,543)	(86,188)
Repayment of long-term debt and financing fees (note 5)	(4,558)	(3,076)	(7,764)	(8,690)
Repayment of lease obligations	(36,512)	(28,625)	(70,702)	(56,917)
Distributions to non-controlling interests	(4,706)	(30,607)	(9,947)	(50,957)
Proceeds on issue of shares on exercise of stock options	—	—	—	1,144
Restricted cash for debt service accounts	(536)	(518)	(797)	(512)
Changes in non-cash working capital related to financing activities (note 8)	(9,062)	(17,291)	(16,332)	—
	(134,243)	(198,374)	(214,018)	(312,961)

CASH FLOWS FROM (USED IN) INVESTING ACTIVITIES
Property, plant and equipment	(15,329)	(40,414)	(35,473)	(80,915)
Geismar plant under construction	(20,533)	(71,069)	(47,591)	(157,163)
Loan repayment from associate	22,717	—	30,289	—
Changes in non-cash working capital related to investing activities (note 8)	3,026	(20,499)	(11,461)	(19,564)
	(10,119)	(131,982)	(64,236)	(257,642)
Increase (decrease) in cash and cash equivalents	19,057	(133,970)	(31,889)	(212,011)
Cash and cash equivalents, beginning of period	407,069	779,706	458,015	857,747
Cash and cash equivalents, end of period	$426,126	$645,736	$426,126	$645,736

See accompanying notes to condensed consolidated interim financial statements.

METHANEX CORPORATION 2024 SECOND QUARTER
CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)                           PAGE 5

Methanex Corporation
Notes to Condensed Consolidated Interim Financial Statements (unaudited)
Except where otherwise noted, tabular dollar amounts are stated in thousands of U.S. dollars.
1.    Basis of presentation:

Methanex Corporation ("the Company") is an incorporated entity with corporate offices in Vancouver, Canada. The Company’s operations consist of the production and sale of methanol, a commodity chemical. The Company is the world’s largest producer and supplier of methanol to the major international markets of Asia Pacific, North America, Europe and South America.

These condensed consolidated interim financial statements are prepared in accordance with International Accounting Standards ("IAS") 34, Interim Financial Reporting, as issued by the International Accounting Standards Board ("IASB") on a basis consistent with those followed in the most recent annual consolidated financial statements except for the adoption of amendments effective January 1, 2024 to IAS 1, Presentation of Financial Statements regarding the classification of liabilities as current or non-current, IFRS 16, Leases regarding sale-and-leaseback transactions and IAS 7, Statement of Cash Flows regarding supplier finance arrangements. The amendments did not have a material impact on the Company's consolidated financial statements.

Pillar Two model rules were published by the Organization for Economic Co-operation and Development (“Pillar Two rules”) and establish a global minimum fifteen percent top-up tax regime. Pillar Two rules were implemented in Canada and are effective for tax years beginning January 1, 2024. The Company is in scope of the proposed legislation. In May 2023, the IASB issued an amendment to IAS 12, establishing a mandatory exception for recognition and disclosure of deferred taxes related to the Pillar Two rules. The amendment also includes current tax disclosure requirements in the periods the rules are effective. The Company has adopted the IAS 12 amendment and our 2024 results do not indicate any significant amount of Pillar Two top-up taxes.

These condensed consolidated interim financial statements do not include all of the information required for full annual financial statements and were approved and authorized for issue by the Audit, Finance & Risk Committee of the Board of Directors on July 30, 2024.

These condensed consolidated interim financial statements should be read in conjunction with the Company’s consolidated financial statements for the year ended December 31, 2023.
2.    Property, plant and equipment:

	Owned Assets (a)	Right-of-use assets (b)	Total
Net book value at June 30, 2024	$3,649,478	$750,003	$4,399,481
Net book value at December 31, 2023	$3,654,475	$757,293	$4,411,768

a)Owned assets:

	Buildings, Plant Installations & Machinery	Plants Under Construction [1]	Ocean Going Vessels	Other	Total
Cost at June 30, 2024	$4,899,331	$1,435,431	$240,446	$129,560	$6,704,768
Accumulated depreciation at June 30, 2024	2,892,567	—	67,137	95,586	3,055,290
Net book value at June 30, 2024	$2,006,764	$1,435,431	$173,309	$33,974	$3,649,478
Cost at December 31, 2023	$4,880,207	$1,355,497	$240,723	$128,663	$6,605,090
Accumulated depreciation at December 31, 2023	2,794,702	—	61,390	94,523	2,950,615
Net book value at December 31, 2023	$2,085,505	$1,355,497	$179,333	$34,140	$3,654,475
    1    The Company is constructing a 1.8 million tonne methanol plant in Geismar, Louisiana adjacent to its Geismar 1 and Geismar 2 facilities. Included in cost of Plants Under Construction are $182 million of capitalized interest and finance charges as at June 30, 2024.

METHANEX CORPORATION 2024 SECOND QUARTER
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)                             PAGE 6

b)Right-of-use assets:

	Ocean Going Vessels	Terminals and Tanks	Other	Total
Cost at June 30, 2024	$943,607	$349,270	$60,148	$1,353,025
Accumulated depreciation at June 30, 2024	360,530	208,648	33,844	603,022
Net book value at June 30, 2024	$583,077	$140,622	$26,304	$750,003
Cost at December 31, 2023	$910,721	$332,441	$58,621	$1,301,783
Accumulated depreciation at December 31, 2023	314,324	196,303	33,863	544,490
Net book value at December 31, 2023	$596,397	$136,138	$24,758	$757,293
3.    Interest in Atlas joint venture:

a)Stand-alone financial information:
The Company has a 63.1% equity interest in Atlas Methanol Company Unlimited ("Atlas"). Atlas owns a 1.8 million tonne per year methanol production facility in Trinidad. The Company accounts for its interest in Atlas using the equity method. Summarized financial information of Atlas (100% basis) is as follows:

Statements of financial position	Jun 30 2024	Dec 31 2023
Cash and cash equivalents	$14,470	$126,392
Other current assets	211,485	189,062
Non-current assets	159,171	149,354
Current liabilities	(125,338)	(157,835)
Other long-term liabilities, including current maturities	(82,333)	(135,940)
Net assets at 100%	$177,455	$171,033
Net assets at 63.1%	$111,974	$107,921
Long-term receivable from Atlas	46,039	76,328
Investment in associate	$158,013	$184,249

	Three Months Ended		Six Months Ended
Statements of income	Jun 30 2024	Jun 30 2023	Jun 30 2024	Jun 30 2023
Revenue	$133,549	$110,769	$232,232	$258,168
Cost of sales and depreciation and amortization	(89,626)	(96,300)	(162,693)	(181,765)
Operating income	43,923	14,469	69,539	76,403
Finance costs, finance income and other	(2,391)	(2,561)	(4,278)	(5,035)
Income tax expense (b)	(13,324)	(4,398)	(17,812)	(23,970)
Net earnings at 100%	$28,208	$7,510	$47,449	$47,398
Earnings of associate at 63.1%	$17,799	$4,739	$29,940	$29,908

Dividends received from associate	$—	$—	$25,871	$27,764

b)Atlas tax assessments:
The Board of Inland Revenue of Trinidad and Tobago ("the BIR") has audited and issued assessments against Atlas in respect of the 2005 to 2017 financial years. All subsequent tax years remain open to assessment. The assessments relate to the pricing arrangements of certain long-term fixed-price sales contracts that commenced in 2005 and continued with affiliates through 2014 and with an unrelated third party through 2019.

The long-term fixed-price sales contracts with affiliates were established as part of the formation of Atlas and management believes these were reflective of market considerations at that time.

METHANEX CORPORATION 2024 SECOND QUARTER
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)                             PAGE 7

During the periods under assessment and continuing through 2014, approximately 50% of Atlas-produced methanol was sold under these fixed-price contracts. From late 2014 through 2019 fixed-price sales to an unrelated third party represented approximately 10% of Atlas-produced methanol. Atlas had partial relief from corporation income tax until late July 2014.

The Company believes it is impractical to disclose a reasonable estimate of the potential contingent liability due to the wide range of assumptions and interpretations implicit in the assessments.

The Company has lodged objections to the assessments. No deposits have been required to lodge objections. Based on the merits of the cases and advice from legal counsel, the Company believes its position should be sustained, that Atlas has filed its tax returns and paid applicable taxes in compliance with Trinidadian tax law, and as such has not accrued for any amounts relating to these assessments. Contingencies inherently involve the exercise of significant judgment, and as such the outcomes of these assessments and the financial impact to the Company could be material.

The Company anticipates the resolution of this matter through the court systems to be lengthy and, at this time, cannot predict a date as to when this matter is expected to be ultimately resolved.
4. Finance costs:

	Three Months Ended		Six Months Ended
	Jun 30 2024	Jun 30 2023	Jun 30 2024	Jun 30 2023
Finance costs	$43,923	$43,451	$87,594	$86,498
Less capitalized interest related to Geismar plant under construction	(16,239)	(13,209)	(32,234)	(25,578)
	$27,684	$30,242	$55,360	$60,920

Finance costs are primarily comprised of interest on the unsecured notes, limited recourse debt facilities, finance lease obligations, amortization of deferred financing fees, and accretion expense associated with site restoration costs. Interest during construction projects is capitalized until the plant is substantially completed and ready for productive use.
5.    Long-term debt:

As at	Jun 30 2024	Dec 31 2023
Unsecured notes
$300 million at 4.25% due December 1, 2024	$299,623	$299,283
$700 million at 5.125% due October 15, 2027	695,466	694,844
$700 million at 5.25% due December 15, 2029	696,106	695,824
$300 million at 5.65% due December 1, 2044	295,763	295,709
	1,986,958	1,985,660
Other limited recourse debt facilities
5.58% due through June 30, 2031	53,838	56,637
5.35% due through September 30, 2033	62,677	65,300
5.21% due through September 15, 2036	33,351	34,204
Total long-term debt [1]	2,136,824	2,141,801
Less current maturities [1]	(315,299)	(314,716)
	$1,821,525	$1,827,085
1    Long-term debt and current maturities are presented net of deferred financing fees.

METHANEX CORPORATION 2024 SECOND QUARTER
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)                             PAGE 8

The Company has access to a $500 million committed revolving credit facility, which is with a syndicate of highly rated financial institutions. The revolving credit facility was entered into with the following significant covenants and default provisions:
a)the obligation to maintain a minimum EBITDA to interest coverage ratio of greater than or equal to 2:1 calculated on a four-quarter trailing basis and a debt to capitalization ratio of less than or equal to 60%, both calculated in accordance with definitions in the credit agreement that include adjustments to limited recourse subsidiaries,
b)a default if payment is accelerated by a creditor on any indebtedness of $50 million or more of the Company and its subsidiaries, except for the limited recourse subsidiaries, and
c)a default if a default occurs that permits a creditor to demand repayment on any other indebtedness of $50 million or more of the Company and its subsidiaries, except for the limited recourse subsidiaries.

The revolving credit facility is secured by certain assets of the Company, and also includes other customary covenants including restrictions on the incurrence of additional indebtedness.
Other limited recourse debt facilities relate to financing for a certain number of our ocean going vessels which we own through less than wholly-owned entities under the Company's control. The limited recourse debt facilities are described as limited recourse as they are secured only by the assets of the entity that carries the debt. Accordingly, the lenders to the limited recourse debt facilities have no recourse to the Company or its other subsidiaries.
The covenants governing the Company’s unsecured notes, which are specified in an indenture, apply to the Company and its subsidiaries, excluding the Egypt entity and the Atlas joint venture entity, and include restrictions on liens, sale and lease-back transactions, a merger or consolidation with another corporation or sale of all or substantially all of the Company’s assets. The indenture also contains customary default provisions.
Failure to comply with any of the covenants or default provisions of the long-term debt arrangements described above could result in a default under the applicable credit agreement that would allow the lenders to not fund future loan requests, accelerate the due date of the principal and accrued interest on any outstanding loans, or restrict the payment of cash or other distributions.
As at June 30, 2024, management believes the Company was in compliance with all covenants related to long-term debt obligations.
6.    Net income per common share:

Diluted net income per common share is calculated by considering the potential dilution that would occur if outstanding stock options and, under certain circumstances, tandem share appreciation rights ("TSARs") were exercised or converted to common shares.

Outstanding TSARs may be settled in cash or common shares at the holder’s option and for purposes of calculating diluted net income per common share, the more dilutive of the cash-settled and equity-settled method is used, regardless of how the plan is accounted for. Accordingly, TSARs that are accounted for using the cash-settled method will require adjustments to the numerator if the equity-settled method is determined to have a dilutive effect on diluted net income per common share as compared to the cash-settled method. The cash-settled method was more dilutive for the three months ended June 30, 2024, and no adjustment was required for the numerator or the denominator. For the six months ended June 30, 2024, and the three months and six months ended June 30, 2023, the equity-settled method was more dilutive and an adjustment was required for both the numerator and denominator.

METHANEX CORPORATION 2024 SECOND QUARTER
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)                             PAGE 9

Stock options and, if calculated using the equity-settled method, TSARs are considered dilutive when the average market price of the Company’s common shares during the period disclosed exceeds the exercise price of the stock option or TSAR. For the three and six months ended June 30, 2024 and 2023, stock options were dilutive, resulting in an adjustment to the denominator. For the three months ended June 30, 2024, TSARs were not dilutive, resulting in no adjustment to the denominator. For the six months ended June 30, 2024, and the three months and six months ended June 30, 2023, TSARs were dilutive, resulting in an adjustment to the denominator.

A reconciliation of the numerator used for the purposes of calculating diluted net income per common share is as follows:

	Three Months Ended		Six Months Ended
	Jun 30 2024	Jun 30 2023	Jun 30 2024	Jun 30 2023
Numerator for basic net income per common share	$35,221	$56,690	$87,838	$116,460
Adjustment for the effect of TSARs:
Cash-settled recovery included in net income	—	(6,138)	846	1,736
Equity-settled expense	—	(1,127)	(2,658)	(2,136)
Numerator for diluted net income per common share	$35,221	$49,425	$86,026	$116,060

A reconciliation of the denominator used for the purposes of calculating diluted net income per common share is as follows:

	Three Months Ended		Six Months Ended
	Jun 30 2024	Jun 30 2023	Jun 30 2024	Jun 30 2023
Denominator for basic net income per common share	67,387,492	67,711,862	67,387,492	68,241,898
Effect of dilutive stock options	6,394	5,434	6,686	7,425
Effect of dilutive TSARs	—	183,200	176,453	208,002
Denominator for diluted net income per common share	67,393,886	67,900,496	67,570,631	68,457,325
7.    Share-based compensation:

a)     Share appreciation rights ("SARs") and TSARs:

(i)Outstanding units:

Information regarding units outstanding at June 30, 2024 is as follows:

	SARs		TSARs
(per share amounts in USD)	Number of Units	Weighted Average Exercise Price	Number of Units	Weighted Average Exercise Price
Outstanding at December 31, 2023	402,532	$46.65	2,007,470	$45.10
Granted	55,100	42.34	245,730	42.34
Expired	(87,120)	50.15	(236,062)	50.17
Outstanding at March 31, 2024	370,512	$45.19	2,017,138	$44.17
Granted	28,740	44.63	—	—
Exercised	(20,327)	39.87	(180,838)	33.43
Outstanding at June 30, 2024	378,925	$45.43	1,836,300	$45.23

METHANEX CORPORATION 2024 SECOND QUARTER
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)                             PAGE 10

	Units Outstanding at June 30, 2024			Units Exercisable at June 30, 2024
Range of Exercise Prices (per share amounts in USD)	Weighted Average Remaining Contractual Life (Years)	Number of Units Outstanding	Weighted Average Exercise Price	Number of Units Exercisable	Weighted Average Exercise Price
SARs:
$29.27 to $38.79	3.03	100,548	$32.61	100,548	$32.61
$42.34 to $50.49	6.03	163,217	46.34	34,360	49.41
$54.65 to $78.59	0.90	115,160	55.32	115,160	55.32
	3.67	378,925	$45.43	250,068	$45.38
TSARs:
$29.27 to $38.79	3.10	611,324	$33.32	611,324	$33.32
$42.34 to $50.49	5.58	667,016	46.72	221,562	48.97
$54.65 to $78.59	1.15	557,960	56.48	557,960	56.48
	3.41	1,836,300	$45.23	1,390,846	$45.10

(ii)Compensation expense related to SARs and TSARs:

Compensation expense for SARs and TSARs is measured based on their fair value and is recognized over the vesting period. Changes in fair value each period are recognized in net income for the proportion of the service that has been rendered at each reporting date. The fair value at June 30, 2024 was $28.6 million compared to the recorded liability of $23.8 million. The difference between the fair value and the recorded liability of $4.8 million will be recognized over the weighted average remaining vesting period of approximately 1.6 years. The weighted average fair value was estimated at June 30, 2024 using the Black-Scholes option pricing model.

For the three months and six months ended June 30, 2024, compensation expense related to SARs and TSARs included an expense in cost of sales and operating expense of $5.4 million (2023 - a recovery of $6.9 million) and an expense of $2.3 million (2023 - an expense of $6.2 million), respectively. This included an expense of $3.3 million (2023 - a recovery of $8.2 million) and a recovery of $1.5 million (2023 - an expense of $3.7 million), related to the effect of the change in the Company’s share price for the three and six months ended June 30, 2024 and 2023, respectively.

b)Deferred, restricted and performance share units:
Deferred, restricted and performance share units outstanding at June 30, 2024 are as follows:

	Number of Deferred Share Units	Number of Restricted Share Units	Number of Performance Share Units
Outstanding at December 31, 2023	157,700	310,854	631,122
Granted	23,038	134,080	234,430
Performance factors impact on redemption [1]	—	—	47,473
Granted in-lieu of dividends	745	1,426	2,617
Redeemed	—	(108,090)	(297,331)
Cancelled	—	(2,157)	(3,221)
Outstanding at March 31, 2024	181,483	336,113	615,090
Granted	1,273	—	—
Granted in-lieu of dividends	695	1,241	2,272
Cancelled	—	(6,798)	(13,162)
Outstanding at June 30, 2024	183,451	330,556	604,200
1    The number of performance share units that ultimately vest are determined by performance factors as described below. The performance factors impact relates to performance share units redeemed in the quarter ended March 31, 2024.

METHANEX CORPORATION 2024 SECOND QUARTER
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)                             PAGE 11

Performance share units are redeemable for cash based on the market value of the Company's common shares and are non-dilutive to shareholders. Units vest over three years and include two equally weighted performance factors: (i) relative total shareholder return of Methanex shares versus a specific market index (the market performance factor) and (ii) three year average modified return on capital employed (the non-market performance factor). The market performance factor is measured by the Company at the grant date and reporting date using a Monte-Carlo simulation model to determine fair value. The non-market performance factor reflects management's best estimate to determine the expected number of units to vest. Based on these performance factors, the performance share unit payout will range between 0% to 200%.
Compensation expense for deferred, restricted and performance share units is measured at fair value based on the market value of the Company’s common shares and is recognized over the vesting period. Changes in fair value are recognized in net income for the proportion of the service that has been rendered at each reporting date. The fair value of deferred, restricted and performance share units at June 30, 2024 was $56.5 million compared to the recorded liability of $39.1 million. The difference between the fair value and the recorded liability of $17.4 million will be recognized over the weighted average remaining vesting period of approximately 2.0 years.
For the three and six months ended June 30, 2024, compensation expense related to deferred, restricted and performance share units included in cost of sales and operating expenses was an expense of $9.2 million (2023 - a recovery of $2.6 million) and an expense of $8.7 million (2023 - an expense of $10.4 million), respectively. This included an expense of $4.6 million (2023 - a recovery of $6.9 million) and a recovery of $0.7 million (2023 - an expense of $1.4 million), related to the effect of the change in the Company’s share price for the three and six months ended June 30, 2024 and 2023 respectively.
8.Changes in non-cash working capital:
Changes in non-cash working capital for the three and six months ended June 30, 2024 and 2023 were as follows:

	Three Months Ended		Six Months Ended
	Jun 30 2024	Jun 30 2023	Jun 30 2024	Jun 30 2023
Changes in non-cash working capital:
Trade and other receivables	$14,872	$74,804	$(31,534)	$36,769
Inventories	(63,101)	(30,042)	(31,574)	(19,382)
Prepaid expenses	3,326	9,451	13,261	5,833
Trade, other payables and accrued liabilities	3,463	(108,968)	(77,162)	(86,413)
	(41,440)	(54,755)	(127,009)	(63,193)
Adjustments for items not having a cash effect and working capital changes relating to taxes and interest paid	28,713	61,477	892	34,262
Changes in non-cash working capital having a cash effect	$(12,727)	$6,722	$(126,117)	$(28,931)

These changes relate to the following activities:
Operating	$(6,691)	$44,512	$(98,324)	$(9,367)
Financing	(9,062)	(17,291)	(16,332)	—
Investing	3,026	(20,499)	(11,461)	(19,564)
Changes in non-cash working capital	$(12,727)	$6,722	$(126,117)	$(28,931)

9.Financial instruments:
Financial instruments are either measured at amortized cost or fair value.
In the normal course of business, the Company's assets, liabilities and forecasted transactions, as reported in U.S. dollars, are impacted by various market risks including, but not limited to, natural gas prices and currency exchange rates. The time frame and manner in which the Company manages those risks varies for each item based on the Company's assessment of the risk and the available alternatives for mitigating risks.
The Company uses derivatives as part of its risk management program to mitigate variability associated with changing market

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values. Changes in fair value of derivative financial instruments are recorded in earnings unless the instruments are designated as cash flow hedges. The Company designates as cash flow hedges derivative financial instruments to hedge its risk exposure to fluctuations in natural gas prices and fluctuations in the Euro compared to the U.S. dollar.
The fair value of derivative instruments is determined based on industry-accepted valuation models with those using market observable inputs classified within Level 2 of the fair value hierarchy and those using significant unobservable inputs classified as Level 3. The fair value of all of the Company's derivative contracts as presented in the consolidated statements of financial position are determined based on present values and the discount rates used are adjusted for credit risk. The effective portion of the changes in fair value of derivative financial instruments designated as cash flow hedges is recorded in other comprehensive income as the change in fair value of cash flow hedges. The change in the fair value of the forward element of forward contracts is recorded separately in other comprehensive income as the forward element is excluded from the hedging relationships. Once a commodity hedge settles, the amount realized during the period and not recognized immediately in the statement of income is reclassified from accumulated other comprehensive income (equity) to inventory and ultimately through cost of goods sold. Foreign currency hedges settled, are realized during the period directly to the statement of income, reclassified from the statement of other comprehensive income.
Until settled, the fair value of Level 2 derivative financial instruments will fluctuate based on changes in commodity prices or foreign currency exchange rates and the fair value of Level 3 derivative financial instruments will fluctuate based on changes in the observable and unobservable valuation model inputs.
    North American natural gas forward contracts
The Company manages its exposure to changes in natural gas prices for a portion of its North American natural gas requirements by executing a number of fixed price forward contracts: both financial and physical.
The Company has entered into forward contracts designated as cash flow hedges to manage its exposure to changes in natural gas prices for Geismar. Natural gas is fungible across the Geismar plants. Other costs incurred to transport natural gas from the contracted delivery point Henry Hub to the relevant production facility represent an insignificant portion of the overall underlying risk and are recognized as incurred outside of the hedging relationship.

As at	Jun 30 2024	Dec 31 2023
Maturities	2024-2032	2024-2032
Notional quantity [1]	330,850	347,190
Notional quantity per day, annualized [1]	50 - 180	50 - 170
Notional amount	$1,128,546	$1,183,319
Net fair value	$56,781	$29,925
1    In thousands of Million British Thermal Units (MMBtu)
Information regarding the gross amounts of the Company's natural gas forward contracts designated as cash flow hedges in the unaudited consolidated statements of financial position is as follows:

As at	Jun 30 2024	Dec 31 2023
Other current assets	$10,457	$470
Other non-current assets	110,956	120,638
Other current liabilities	(40,079)	(60,532)
Other long-term liabilities	(24,553)	(30,651)
Net fair value	$56,781	$29,925
During the quarter ended March 31, 2024, the Company reclassified $11.7 million from other comprehensive income to cost of sales and operating expenses within the statement of income on discontinuation of the hedging relationship for certain gas forward contracts where the hedged future cash flows were no longer highly probable to occur.

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Euro forward exchange contracts
The Company manages its foreign currency exposure to euro denominated sales by executing a number of forward contracts which it has designated as cash flow hedges for its highly probable forecast euro collections.
As at June 30, 2024, the Company had outstanding forward exchange contracts designated as cash flow hedges to sell a notional amount of 28.0 million euros (December 31, 2023 - 12.2 million euros). The euro contracts had a positive fair value of $0.3 million included in Other current assets (December 31, 2023 - negative fair value of $0.5 million included in Other current liabilities).
Changes in cash flow hedges and excluded forward element
Information regarding the impact of changes in cash flow hedges and cost of hedging reserve in the consolidated statement of comprehensive income is as follows:

	Three Months Ended		Six Months Ended
	Jun 30 2024	Jun 30 2023	Jun 30 2024	Jun 30 2023
Change in fair value of cash flow hedges	$221,112	$97,302	$(95,919)	$(282,938)
Forward element excluded from hedging relationships	(229,006)	(198,419)	65,513	52,087
	$(7,894)	$(101,117)	$(30,406)	$(230,851)
Fair value - Level 2 instruments
The fair value of the Company’s North American natural gas forward contracts and Euro forward exchange contracts are derivative financial instruments determined based on Bloomberg quoted market prices and confirmations received from counterparties, which are adjusted for credit risk.
The table below shows the nominal net cash flows for derivative hedging instruments, excluding credit risk adjustments, based upon contracted settlement dates. The amounts reflect the maturity profile of the hedging instruments and are subject to change based on the prevailing market rate at each of the future settlement dates. Financial asset derivative positions are held with investment-grade counterparties and therefore the settlement day risk exposure is considered to be minimal.

			Cash inflows (outflows) by term to maturity - undiscounted
	Carrying amount	Contractual cash flows	1 year or less	1-3 years	3-5 years	More than 5 years
Natural gas forward contracts assets	$121,413	$140,605	$10,797	$64,450	$47,976	$17,382
Natural gas forward contracts liabilities	(64,632)	(72,714)	(40,834)	(13,130)	(4,366)	(14,384)
Euro forward exchange contracts	265	265	265	—	—	—
	$57,046	$68,156	$(29,772)	$51,320	$43,610	$2,998

The carrying values of the Company’s financial instruments approximate their fair values, except as follows:

	June 30, 2024		December 31, 2023
As at	Carrying Value	Fair Value	Carrying Value	Fair Value
Long-term debt excluding deferred financing fees	$2,150,180	$2,051,262	$2,156,534	$2,063,661

Long-term debt consists of limited recourse debt facilities and unsecured notes. There is no publicly traded market for the limited recourse debt facilities. The fair value of the limited recourse debt facilities as disclosed on a recurring basis and categorized as Level 2 within the fair value hierarchy is estimated by reference to current market rates as at the reporting date. The fair value of the unsecured notes disclosed on a recurring basis and also categorized as Level 2 within the fair value hierarchy is estimated using quoted prices and yields as at the reporting date. The fair value of the Company’s long term debt will fluctuate until maturity.

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Fair value - Level 3 instrument - Egyptian natural gas supply contract
The Company holds a long-term natural gas supply contract expiring in 2035 with the Egyptian Natural Gas Holding Company, a State-Owned enterprise in Egypt. The natural gas supply contract includes a base fixed price plus a premium based on the realized price of methanol for the full volume of natural gas to supply the plant through 2035. As a result of an amendment in 2022, the contract is being treated as a derivative measured at fair value.
There is no observable, liquid spot market or forward curve for natural gas in Egypt. In addition, there are limited observable prices for natural gas in Egypt as all natural gas purchases and sales are controlled by the government and the observed prices differ based on the produced output or usage.
Due to the absence of an observable market price for an equivalent or similar contract to measure fair value, the contract's fair value is estimated using a Monte-Carlo model. The Monte-Carlo model includes significant unobservable inputs and as a result is classified within Level 3 of the fair value hierarchy. We consider market participant assumptions in establishing the model inputs and determining fair value, including adjusting the base fixed price and methanol based premium at the valuation date to consider estimates of inflation since contract inception.
At June 30, 2024 the fair value of the derivative associated with the remaining term of the natural gas supply contract is $20.6 million recorded in Other non-current assets (December 31, 2023 - $20.4 million). Changes in fair value of the contract are recognized in Finance income and other.
The table presents the Level 3 inputs and the sensitivities of the Monte-Carlo model valuation to changes in these inputs:

	Sensitivities
Valuation input	Input value or range	Change in input	Resulting change in valuation
Methanol price volatility (before impact of mean reversion)	35%	+/- 5%	$+/-7 million
Methanol price forecast	$320 - $410 per MT	+/- $25 per MT	$-5/+7 million
Discount rate	7.3%	+/- 1%	$-/+1 million
It is possible that the assumptions used in establishing fair value amounts will differ from future outcomes and the impact of such variations could be material.

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SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on behalf by the undersigned, thereunto duly authorized.

METHANEX CORPORATION
Date: July 30, 2024	By:	/s/ KEVIN PRICE
		Name:	Kevin Price
		Title:	SVP, General Counsel and Corporate Secretary